SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2005

DAIMLERCHRYSLER AG

(Translation of registrant’s name into English)

EPPLESTRASSE 225, 70567 STUTTGART, GERMANY

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒                                                                                                                                          Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐                                                                                                                                                                           No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-                   ]

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation (Registration Statements Nos. 333-123535 and 333-13160) and the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934 and 333-86936) of DaimlerChrysler AG

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1.	Interim Report to Stockholders for the three- and nine-month periods ended September 30, 2005

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect management’s current views with respect to future events. The words „anticipate,“ „assume,“ „believe,“ „estimate,“ „expect,“ „intend,“ „may,“ „plan,“ „project“ and „should“ and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates, interest rates and in raw material prices; introduction of competing products; increased sales incentives; the successful implementation of the CORE program by the Mercedes Car Group and the new business model for smart; supply interruptions of production materials, resulting from shortages, labor strikes or supplier insolvencies; the resolution of pending governmental investigations; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the heading “Risk Factors” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

Q3 2005

Interim Report

Contents

4	Management Report
9	Mercedes Car Group
10	Chrysler Group
11	Commercial Vehicles
12	Financial Services
13	Other Activities
14	Consolidated Financial Statements
19	Notes to Consolidated Statements Financial Statements
35	Financial Calendar

Q3

DaimlerChrysler Group

Amounts in millions	Q3 05	Q3 05	Q3 04	Change
	US $ (1)	€	€	in %
Revenues	46,007	38,155	34,891	+9
Western Europe	14,081	11,678	11,162	+5
Germany	6,107	5,065	5,224	-3
USA	21,023	17,435	15,584	+12
Other markets	10,903	9,042	8,145	+11
Employees (September 30)		388,014	386,195	+0
Research and development costs	1,698	1,408	1,436	-2
Investment in property, plant and equipment	2,038	1,690	1,770	-5
Cash provided by operating activities	4,868	4,037	2,873	+41
Operating profit	2,216	1,838	1,332	+38
Net income	910	755	951	-21
per share (in US $/€)	0.89	0.74	0.94	-21

(1) Rate of exchange: €1 = US $1.2058 (based on the noon buying rate on September 30, 2005).

Q1-3

DaimlerChrysler Group

Amounts in millions	Q1-3 05	Q1-3 05	Q1-3 04	Change
	US $ (1)	€	€	in %
Revenues	130,615	108,322	104,314	+4
Western Europe	41,230	34,193	35,633	-4
Germany	17,919	14,861	16,254	-9
USA	59,043	48,966	48,201	+2
Other markets	30,342	25,163	20,480	+23
Employees (September 30)		388,014	386,195	+0
Research and development costs	4,920	4,080	4,074	+0
Investment in property, plant and equipment	5,753	4,771	4,766	+0
Cash provided by operating activities	13,271	11,006	10,518	+5
Operating profit	4,988	4,137	4,969	-17
Net income	2,146	1,780	1,940	-8
per share (in US $/€)	2.12	1.76	1.92	-8

(1) Rate of exchange: €1 = US $1.2058 (based on the noon buying rate on September 30, 2005).

Management Report

•	Significant increase in the Group’s third-quarter operating profit to €1,838 million (Q3 2004: €1,332 million)
•	Net income of €755 million (Q3 2004: €951 million)
•	Earnings per share of €0.74 (Q3 2004: €0.94)
•	Revenues up to €38.2 billion (Q3 2004: €34.9 billion)
•	Excluding charges related to the realignment of the smart business model, Group operating profit for the full year is still expected to increase slightly compared with 2004 (€5.8 billion)

Business developments

Weaker economic growth and demand for automobiles worldwide

•     Global economic expansion slowed down once again in the third quarter of 2005; this also applies to the major economies of the United States and China. But in general, the world economy is still on a steady growth path. However, rising interest rates and above all the repeated sharp increase in the price of crude oil slowed growth rates worldwide. Domestic demand in Western Europe remained weak. In Japan, however, there were further signs of economic recovery. Most of the emerging economies also posted pleasing growth rates.

•     Global demand for automobiles remained on a path of growth in the third quarter. However, growth rates were somewhat lower than in the first half of the year due to repeated sharp increases in fuel prices. Market volumes developed steadily in Western Europe, the United States and Japan. Demand increased in China after a temporary weaker phase while South America continued its positive sales trend. Worldwide demand for commercial vehicles was generally slightly higher than in the prior-year period.

Unit sales and revenues up sharply in third quarter

•     Due primarily to the market success of new products from the Mercedes Car Group and the Chrysler Group and a significant increase in unit sales by the Commercial Vehicles Division, compared with the third quarter of last year DaimlerChrysler increased its worldwide unit sales by 9% to 1.2 million vehicles.

•     The development of unit sales at the Mercedes Car Group was very positive in the third quarter, with an increase of 6% to 310,900 vehicles. The Chrysler Group increased shipments by 12% to 663,400 passenger cars and light trucks, while retail sales also increased by 13% to 736,200 vehicles. The Commercial Vehicles Division raised its unit sales by a strong 9% to a total of 210,400 trucks, vans and buses.

•     As a result of the higher unit sales, DaimlerChrysler’s third-quarter revenues increased by 9% to €38.2 billion.

Headcount reductions at the Mercedes Car Group in Germany

•     At the end of September, the Board of Management set a staff-reduction target for the Mercedes Car Group of 8,500 jobs at locations in Germany.

•     The personnel adjustments are to be achieved over the next twelve months through voluntary severance agreements. They will help to significantly improve the competitiveness of Mercedes-Benz by increasing its productivity. The measures will also contribute to protecting the long-term future of production facilities in Germany. DaimlerChrysler will adhere to the agreement reached in 2004, “Securing the Future 2012”, which provides for voluntary solutions as the first step in any headcount reductions.

•     These severance agreements will result in charges of approximately €950 million, most of this expense is expected to be recorded in the fourth quarter of 2005.

Profitability

Group operating profit significantly higher than in Q3 2004; confirmation of positive earnings trend at the Mercedes Car Group

•     DaimlerChrysler recorded an operating profit of €1,838 million in the third quarter of 2005, compared with €1,332 million in the same period of last year. All of the automotive divisions contributed to this positive development.

•     Higher prices for materials and crude oil than in the third quarter of 2004 had a negative effect on the operating profit of all automotive divisions. Earnings at the Mercedes Car Group and the Commercial Vehicles Division were additionally effected by less favorable hedging rates for the US dollar than in the same period of last year.

Operating Profit (Loss) by Segment

In millions	Q3 05	Q3 05	Q3 04	Q1-3 05	Q1-3 05	Q1-3 04
	US $	€	€	US $	€	€
Mercedes Car Group	526	436	304	(610)	(506)	1,646
Chrysler Group	374	310	217	1,334	1,106	1,041
Commercial Vehicles	600	498	159	2,093	1,736	895
Financial Services	492	408	412	1,352	1,121	1,105
Other Activities	292	242	258	730	605	477
Eliminations	(68)	(56)	(18)	89	75	(195)
DaimlerChrysler Group	2,216	1,838	1,332	4,988	4,137	4,969

•     The Mercedes Car Group increased its operating profit in the third quarter, thus continuing its positive earnings trend. This was primarily due to the division’s efficiency-improving measures and higher unit sales. The Chrysler Group also increased its unit sales in a difficult market and achieved a higher operating profit than in the prior-year quarter. The operating profit posted by the Commercial Vehicles Division was significantly higher than in Q3 2004, whereby earnings were affected by exceptional factors in both periods. Despite higher levels of interest rates, especially in the United States, Financial Services’ earnings were at the same level as in the prior-year quarter due to lower risk costs. Other Activities’ operating profit was slightly lower than in the prior-year quarter, which had been boosted by extraordinary income.

•     The Mercedes Car Group posted an operating profit of €436 million for the third quarter (Q3 2004: €304 million), providing confirmation that the turning point was definitely achieved in the second quarter.

•     The better profitability was due in particular to the efficiency-improving measures initiated within the framework of the CORE program. The positive effects on earnings from increased unit sales were partially offset by the unfavorable model mix due to the S-Class model changeover. Hedging rates for the US dollar were more favorable in Q3 2004 than in the past quarter. Following the positive decision by the European Court in a case concerning the infringement of EU competition law, a provision of €60 million formed in this context has now been released with a corresponding effect on the income statement.

•     The personnel-reduction measures announced at the end of September 2005 did not have an impact on the operating profit of the third quarter.

•     The Chrysler Group posted an operating profit in a difficult market environment of €310 million in the third quarter of 2005, compared with an operating profit of €217 million in the third quarter of 2004. The increase in operating profit resulted from increased shipments and lower restructuring charges, partially offset by a slight negative net pricing and financial support of €57 million provided to supplier Collins & Aikman.

•     Operating profit in the third quarter of 2004 was negatively impacted by restructuring charges totaling €104 million.

•     The Commercial Vehicles Division continued the positive trend of this year and increased its third-quarter operating profit from €159 million to €498 million, including impairment losses of €63 million recognized in connection with the planned sale of all integral parts of our subsidiary American LaFrance. The result for Q3 2004 was impacted by expenses of €405 million related to the quality measures and recall campaigns at Mitsubishi Fuso Truck and Bus Corporation (MFTBC). An additional factor in the prior-year period was the discontinuance of the engine joint venture with Hyundai Motor which led to an exceptional gain of €60 million.

•     The primary reasons for the increased operating profit were the positive development of unit sales in all business units, and especially the international market success of the products of the truck segment. Efficiency improvements in the context of implementing the “Global Excellence” truck strategy also contributed to better earnings, more than compensating for charges from more expensive raw materials and worsened currency hedging for the US dollar.

•     The Financial Services division posted an operating profit of €408 million, compared with €412 million in the prior-year quarter. The stable earnings situation in the third quarter was primarily due to the ongoing positive development of risk costs partially offset by higher levels of interest rates, especially in the United States, and lower charges from the involvement in Toll Collect (€15 million; Q3 2004: €119 million).

•     Other Activities achieved a third-quarter operating profit of €242 million, compared with €258 million in 2004. The prior-year result included income of €120 million from the agreement reached with Bombardier to settle all disputes relating to the sale of DaimlerChrysler Rail Systems GmbH (Adtranz).

•     EADS made an increased contribution to the Group’s operating profit in the past quarter, due in part to higher deliveries of Airbus aircraft. The DaimlerChrysler Off-Highway business unit continued to make a positive contribution to net income.

Reconciliation of Group Operating Profit to Income before Financial Income

In millions	Q3 05	Q3 05	Q3 04	Q1-3 05	Q1-3 05	Q1-3 04
	US $	€	€	US $	€	€
Operating profit	2,216	1,838	1,332	4,988	4,137	4,969
Pension and postretirement benefit expenses, other than current and prior service costs and settlement/curtailment losses	(382)	(317)	(206)	(1,072)	(889)	(619)
Operating (profit) loss from affiliated and associated companies and financial (income) loss from related operating companies	(299)	(248)	(101)	(648)	(537)	(107)
Miscellaneous items	(1)	(1)	(332)	(9)	(8)	(372)
Income before financial income	1,534	1,272	693	3,259	2,703	3,871

•     Financial expense amounted to €9 million in the third quarter of this year (Q3 2004: €167 million). The change was due in particular to the decrease in income from equity investments by €94 million to €144 million; in the prior-year quarter there had been a positive effect of €252 million from the sale of the Group’s 10.5% interest in Hyundai Motor Company (HMC). However, the profit contributions from our investments in Toll Collect and EADS, which are accounted for using the equity method, improved significantly. Net interest expense and net other financial expense amounted to €120 million and €33 million, respectively (Q3 2004: net interest expense of €93 million and net other financial income of €22 million). The decrease in other financial income was mainly related to the valuation of derivative hedging instruments.

•     The Group posted third-quarter net income of €755 million (Q3 2004: €951 million). The increase in operating profit was partially offset by the higher income-tax expense and financial expense. The increase in the tax expense resulted from a changed composition of income before income taxes, which in the prior-year quarter included the tax-free income from the sale of our interest in HMC. The change in earnings allocated to minority interests was primarily due to the charges for quality actions and recall campaigns at MFTBC in the prior-year quarter.

•     Earnings per share amounted to €0.74, compared with €0.94 in the third quarter of 2004.

Cash Flow

•     Cash provided by operating activities of €11.0 billion was higher than in the first nine months of 2004 (€10.5 billion). In addition to lower outflows for tax payments in Germany, the increase was primarily due to lower receivables from inventory-related receivables from financial services. Funds were released from these receivables due to decreased dealer financing because of dealers’ diminished stocks of vehicle. Opposing effects with a negative impact on cash provided by operating activities resulted from the higher volume of cash tied up by the increase in the Group’s own inventories and trade receivables, as well as from currency-translation effects. Allocations to the pension funds were at the same level as in the prior year (€0.9 billion).

•     Cash used for investing activities decreased significantly to €9.0 billion from €13.1 billion in the same period of last year. The reduction was primarily related to lower receivables from financial services provided to retail customers. In addition to higher proceeds from the sale of receivables, the volume of new financing contracts decreased while payments received increased. There were opposing effects increasing the cash used for investing activities caused by net additions to equipment on operating leases, net acquisitions of securities, and payments made for the acquisition of the remaining shares in MTU Friedrichshafen. An additional factor was the lower proceeds from the sale of businesses, which had been positively affected in the prior-year period by the sale of the Group’s interest in HMC. Capital expenditure for property, plant and equipment was in the magnitude of the prior year period.

•     Cash used for financing activities amounted to €3.6 billion. This was primarily the result of the (net) repayment of financial liabilities of €2.2 billion and the dividend distribution for the 2004 financial year of €1.5 billion. In the prior-year period, the dividend distribution was partially offset by a cash inflow from net borrowing. The exercise of stock options resulted in a cash inflow from the issuance of shares of €0.1 billion in the first nine months of 2005.

•     Cash and cash equivalents with an original maturity of three months or less decreased by €1.0 billion compared with December 31, 2004. Total liquidity, which also includes marketable securities with an original maturity of more than three months, decreased slightly from €11.7 billion to €11.6 billion.

Financial Position

•     Compared with December 31, 2004, total assets increased by €14.1 billion to €196.8 billion. €13.2 billion of the increase was attributable to the effects of currency translation.

•     Equipment on operating leases and receivables from financial services totaled €92.4 billion, equivalent to 47% of total assets. The increase in inventories was a result of the fluctuating production volumes in the vehicle business during the year in connection with model changeovers. Other receivables decreased primarily due to the valuation of derivatives.

•     On the liabilities side, minority interests decreased mainly as a result of the Group’s increased equity interest in MFTBC. As of September 30, 2005, 15% of MFTBC’s stock was held by shareholders outside the Group (December 31, 2004: 35%). Minority interests also decreased slightly following the Group’s acquisition of those shares in MTU Friedrichshafen that had previously been held by minority stockholders. The change in accrued liabilities was primarily caused by currency-translation effects. The increase in trade liabilities resulted mainly from the increase in production volumes compared with the fourth quarter of 2004.

•     Stockholders’ equity increased from €33.5 billion to €35.5 billion at September 30, 2005, due primarily to currency-translation effects, the positive net income and the valuation of available-for-sale securities. Opposing effects resulted from the distribution of the dividend for the 2004 financial year and the valuation of derivative financial instruments.

•     The Group’s equity ratio as of September 30, 2005 was 18.0% (December 31, 2004: 17.5%). The equity ratio for the industrial business was 25.2% (December 31, 2004: 25.3%).

Workforce

•     At the end of the third quarter of 2005, DaimlerChrysler employed a workforce of 388,014 people worldwide (end of Q3 2004: 386,195).  Of this total, 185,288 were employed in Germany and 98,945 in the United States (end of Q3 2004: 187,793 and 97,782 respectively).

•     The workforce expanded for operational reasons, due in particular to new recruitment by the Commercial Vehicles Division in North America and Europe.

Outlook

•     DaimlerChrysler assumes that the world economy will continue to grow in the fourth quarter of this year, despite another slight slowdown. The emerging economies in particular should continue their strong expansion. For full-year 2005, DaimlerChrysler expects the world economy to grow by around 3% (2004: 4.0%). However, especially the high oil price poses a significant risk for investment and consumption.

•     We assume that dynamic growth in demand for passenger cars will continue in the emerging markets, while only slight growth is expected for the markets of North America, Western Europe and Japan. Global demand for commercial vehicles is expected to further increase in the fourth quarter. Prospects are still generally positive in the United States, while demand may weaken slightly in Western Europe. We expect a slight increase in demand for commercial vehicles in Japan, and the emerging markets should continue their dynamic development. In view of further reductions in model lifecycles and ongoing over-capacity, we do not expect any alleviation of the intensely competitive pressure in the automobile industry.

•     DaimlerChrysler still expects a slight increase in unit sales for full-year 2005 compared with 2004.

•     The Mercedes Car Group is confident that the positive unit-sales trend will continue in the fourth quarter. We anticipate stimulus from the M-Class and the B-Class, as well as from the new S-Class, which was launched in Europe in September. The division assumes that unit sales in the full year will be of the same magnitude as in 2004, while retail sales are expected to rise.

•     The Chrysler Group anticipates a continuation of the tough competition in the North American market during the fourth quarter. Due to the continued success of our attractive products, we expect full-year unit sales to surpass last year’s figure.

•     The Commercial Vehicles Division assumes that unit sales will remain stable in the fourth quarter. Due in particular to the strong demand for trucks, we expect unit sales to increase substantially in full-year 2005.

•     The Financial Services division anticipates moderate growth in contract volume in 2005. At Toll Collect, the changeover from the software version of On-Board Unit 1 (OBU 1) to OBU 2 will continue in the fourth quarter.

•     EADS expects the recovery of the market for civil aircraft to continue in the fourth quarter. Incoming orders in the full year should significantly exceed the prior-year figure. EADS plans to deliver more than 360 Airbus aircraft in 2005 (2004: 320).

•     The DaimlerChrysler Group anticipates a significant increase in revenues in 2005.

•     The Group’s workforce is expected to grow slightly compared with the end of 2004, although we assume that the headcount at the Mercedes Car Group will decrease slightly by the end of this year. The staff-reduction program at the Mercedes Car Group should lead to a further headcount reduction during the next twelve months. Year-end employment levels at the Commercial Vehicles Division should be higher than at the end of last year.

•     Earnings in full-year 2005 will be impacted above all by the less favorable dollar-euro exchange rate and hedging rates than in the prior year, as well as by increases in raw-material prices. An additional factor is that over the next twelve months, we expect to incur costs of €950 million in connection with workforce adjustments at the Mercedes Car Group. Most of this expense is expected to be recorded in the fourth quarter of 2005.

•     DaimlerChrysler assumes that the expenditure for headcount reductions will be offset by income from special items and improvements in the ongoing business. Therefore our earnings guidance for full-year 2005 remains unchanged: We continue to expect a slight increase in operating profit compared with the prior year (€5.8 billion), excluding charges related to the realignment of the smart business model.

Forward-looking statements in this Interim Report:

This document contains forward-looking statements that reflect management’s current views with respect to future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” and “should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates, interest rates and in raw material prices; introduction of competing products; increased sales incentives; the successful implementation of the CORE program by the Mercedes Car Group and the new business model for smart; supply interruptions of production materials, resulting from shortages, labor strikes or supplier insolvencies; the resolution of pending governmental investigations; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the heading “Risk Factors” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

Mercedes Car Group

•     Q3 unit sales significantly higher than in prior year at 310,900 vehicles

•     Very successful world debut of new S-Class

•     Headcount redcutions approved in Germany

•     Operating profit: continuation of positive trend

Amounts in millions	Q3 05	Q3 05	Q3 04	Change
	US $	€	€	in%
Operating profit (loss)	526	436	304	+43
Revenues	15,095	12,519	12,121	+3
Unit sales		310,885	293,172	+6
Production		301,023	310,578	-3
Employees (September 30)		106,532	107,812	-1

Unit sales

	Q3 05	Q3 04	Change
			in%
Total	310,885	293,172	+6
Western Europe	201,731	190,415	+6
Germany	93,345	87,670	+6
United States	56,746	56,377	+1
Japan	11,325	10,263	+10
Other markets	41,083	36,117	+14

Unit sales exceed prior-year level

•     The Mercedes Car Group’s third-quarter unit sales of 310,900 vehicles were 6% higher than in 2004. Revenues reached €12.5 billion (+3%).Operating profit surpassed the prior-year level at €436 million, confirming that the turning point was reached in the second quarter.

Positive unit-sales trend at Mercedes-Benz

•     In the third quarter of this year, the Mercedes-Benz brand increased its unit sales by 10% to 282,100 vehicles. The new M-Class and B-Class were again very successful, selling 21,300 and 23,000 units, respectively. Additional sales stimulus is also anticipated in the fourth quarter due to the launch of the new S-Class and the introduction of the R-Class in the United States. Sales of the A-Class soared compared with the prior-year quarter to 53,900 units (+125%). The E-Class increased unit sales by 3% to 69,800 vehicles. For lifecycle reasons, unit sales of the C-Class decreased, however.

•     In markets outside Germany, Mercedes-Benz increased its unit sales by 9% to 197,800 vehicles, setting a new record for the third quarter. Unit sales in Germany increased by 12% to 84,300 vehicles.

Highlight of the Frankfurt Motor Show: the new S-Class

•     The new S-Class, which sets a new benchmark with approximately one dozen pioneering innovations, made its world debut at the Frankfurt Motor Show in September. Feedback from customers and the press was exceptionally positive. As a vision of the future, a hybrid version of the S-Class was shown - in combination with both a diesel and a gasoline engine. Mercedes-Benz also presented the European version of the R-Class and the ML 63 AMG - the high-performance version of the new M-Class.

Headcount reductions approved in Germany

•     At the end of September, the Board of Management approved a package of measures to be taken to reduce personnel levels at the Mercedes Car Group in Germany by 8,500 jobs. These staff reductions are to be achieved by means of voluntary severance agreements over the next twelve months. Employees who depart during the fourth quarter of 2005 will receive a bonus in addition to their normal severance payment. These measures will help to achieve much-needed advances in productivity and competitiveness for the Mercedes Car Group.  Most of the anticipated charges of approximately €950 million are expected to be taken in the fourth quarter of 2005.

Progress made with realignment of smart

•     Unit sales by the smart brand totaled 28,800 vehicles in the third quarter (Q3 2004: 36,500). During the first nine months of the year, dealers’ inventories were reduced significantly. Third-quarter retail sales amounted to 30,800 vehicles (Q3 2004: 36,000).

•     The implementation of the measures for the realignment of the smart business model, which were initiated on April 1, 2005, is making progress. In 2005, smart has already reduced fixed costs by 26%. In addition, the functions of procurement and supply, design and some IT functions have been integrated into the Mercedes-Benz organization.

Q1-3

Amounts in millions	Q1-3 05	Q1-3 05	Q1-3 04	Change
	US $	€	€	in%
Operating profit (loss)	(610)	(506)	1,646	.
Revenues	42,654	35,374	36,772	-4
Unit sales		865,934	878,513	-1
Production		904,625	942,764	-4
Employees (September 30)		106,532	107,812	-1

Unit sales

	Q1-3 05	Q1-3 04	Change
			in%
Total	865,934	878,513	-1
Western Europe	561,105	587,445	-4
Germany	258,039	272,896	-5
United States	160,618	160,851	-0
Japan	33,646	29,635	+14
Other markets	110,565	100,582	+10

Chrysler Group

•     Increases in shipments and retail sales

•     Concept vehicles revealed at the Frankfurt Motor Show

•     World engine goes into production

•     Operating profit of €310 million

Amounts in millions	Q3 05	Q3 05	Q3 04	Change
	US $	€	€	in%
Operating profit	374	310	217	+43
Revenues	15,542	12,889	11,520	+12
Unit sales		663,363	594,929	+12
Production		664,737	586,645	+13
Employees (September 30)		84,106	84,701	-1

Unit sales

	Q3 05	Q3 04	Change
			in%
Total	663,363	594,929	+12
NAFTA	622,840	558,084	+12
United States	550,307	483,986	+14
Other markets	40,523	36,845	+10

Continuation of positive business developments

•     The Chrysler Group’s third-quarter worldwide retail sales increased by 13% to 736,200 vehicles. The increase was due to the market success of new products and the attractive sales program for employees that was extended to all customers in the United States and Canada. Market share in the US increased to 12.8% in Q3 2005 from 11.9% in Q3 2004. Dealers’ inventories in the US increased to 580,200 vehicles at the end of the quarter (end of Q3 2004: 563,100), equivalent to 82 days’ supply (end of Q3 2004: 83 days’ supply).

•     Global unit sales (factory shipments) were 12% above the prior-year quarter, totaling 663,400 vehicles. SUVs increased by 45% to 175,300 units, led by shipment increases of the new Jeep® Grand Cherokee and Jeep® Commander. Light trucks also posted an increase of 9% to 143,500 vehicles reflecting increased shipments of the Dodge Dakota and the Dodge Sprinter. Unit sales of minivans (120,800; +4%) continued at a high level. Car shipments increased by 2% to 152,900 vehicles due to the ramped up production of the Dodge Charger. Unit sales of the sports tourers decreased by 7% to 70,900 vehicles due to reduced Dodge Magnum shipments.

•     Revenues rose by 12% to €12.9 billion, when measured in US dollars the increase was also 12%. The Chrysler Group continued its positive earnings development by posting an operating profit of €310 million (Q3 2004: €217 million).

Continuation of product offensive

•     At the Frankfurt Motor Show, the Chrysler Group presented the Dodge Caliber and the Dodge Nitro, two new models which will be launched in the US and Europe in 2006. Two concept vehicles were introduced: the Jeep® Compass and the Jeep® Patriot. The new models will be fitted with the new four-cylinder gasoline engines developed jointly with Mitsubishi Motors and Hyundai Motor. These all-aluminum engines offer increased power combined with lower fuel consumption and emissions, and are available with 1.8, 2.0 or 2.4 liter configurations. Production of the world engine has already started at a new plant in Dundee, Michigan.

•     In September 2005, the Chrysler Group announced its intention to license production in China of the Chrysler 300C sedan and a minivan for sale in the Chinese and Taiwanese markets starting at the end of 2006. An investment of €300 million is planned for this project.

Higher flexibility in the plants

•     Also in September 2005, the Chrysler Group and the National Automobile, Aerospace, Transportation and General Workers Union of Canada (CAW) agreed on a three-year contract covering approximately 11,400 employees in Canada. The new agreement provides for moderate wage, pension and benefit increases for the employees and allows management more flexibility in staff deployment, which the Chrysler Group believes will allow for improved productivity in its plants.

Q1-3

Amounts in millions	Q1-3 05	Q1-3 05	Q1-3 04	Change
	US $	€	€	in %
Operating profit	1,334	1,106	1,041	+6
Revenues	44,197	36,654	36,786	-0
Unit sales		2,142,272	2,061,123	+4
Production		2,129,403	2,007,821	+6
Employees (September 30)		84,106	84,701	-1

Unit sales

	Q1-3 05	Q1-3 04	Change
			in %
Total	2,142,272	2,061,123	+4
NAFTA	2,017,662	1,933,259	+4
United States	1,770,631	1,704,601	+4
Other markets	124,610	127,864	-3

Commercial Vehicles

•     Slight increase in unit sales in third quarter

•     Ongoing positive development in all business units

•     Numerous new products presented at the Amsterdam Commercial Vehicles Show

•     Operating profit remains at high level

Amounts in millions	Q3 05	Q3 05	Q3 04	Change
	US $	€	€	in %
Operating profit	600	498	159	+213
Revenues	12,772	10,592	9,197	+15
Unit sales		210,385	192,767	+9
Production		209,791	189,062	+11
Employees (September 30)		118,987	114,810	+4

Unit sales

	Q3 05	Q3 04	Change
			in %
Total	210,385	192,767	+9
Western Europe	64,509	63,371	+2
Germany	26,887	25,780	+4
United States	47,908	38,310	+25
South America	17,413	17,006	+2
Japan	15,617	16,849	-7
Other Markets	64,938	57,231	+13

Positive business developments in third quarter

•     The Commercial Vehicles Division once again increased its unit sales in the third quarter: sales of 210,400 vehicles surpassed the high level of Q3 2004 by 9%. Revenues also continued rising to €10.6 billion (+15%). Operating profit amounted to €498 million (Q3 2004: €159 million).

Increased unit sales by all business units

•     The positive development of the truck business continued also in the third quarter of 2005.

Unit sales by the Trucks Europe/Latin America business unit (Mercedes-Benz) of 37,000 trucks were slightly higher than in the prior-year quarter (+3%). Above-average increases were recorded in Germany (+4%) and France (+37%).

Unit sales by the Trucks NAFTA business unit (Freightliner, Sterling, Thomas Built Buses, Western Star) increased by 22% to 48,300 vehicles, primarily as a result of strong demand for Class 8 heavy-duty trucks.

Unit sales by MFTBC increased by 6% to 46,000 trucks and 2,200 buses. While the number of vehicles sold outside Japan increased by 11% to 32,900, sales in Japan (15,300) were lower than in Q3 2004 (15,900), due partially to the after-effects of the recall campaigns.

•     Sales of 64,200 vehicles by the Vans business unit were 7% higher than in Q3 2004. This was due primarily to stronger demand for the Sprinter in the United States.

•     The DaimlerChrysler Buses business unit sold 9,200 vehicles and chassis, 9% more than in the third quarter of last year. Growth was especially strong in the Middle East, Argentina and Mexico.

Presentation of numerous new models

•     In September, we presented the second generation of the Mercedes-Benz Travego coach, the Mercedes-Benz urban and regional bus Citaro Low Entry, and the new Setra regional bus MultiClass 400. And at the beginning of October, the division unveiled some pioneering new products at the International Commercial Vehicles Show in Amsterdam: the Actros Cruiser 1860 LS concept truck, which combines vehicle technology of the future with a high standard of working comfort, new configurations of the Axor construction-site vehicles, and the new Canter from Mitsubishi Fuso with hybrid technology, which will be introduced in the market in 2006. The Vans business unit premiered the Vito 4x4 and the hybrid Sprinter. Yet another debut was our Blue-Tec diesel technology for the Atego and Axor ranges.

•     In October 2005, DaimlerChrysler received an order from the New York transport authorities to supply 500 buses with hybrid drive. This is the world’s biggest order to date for this low-consumption and low-emission drive technology. The first buses will be delivered in the second quarter of 2006.

Q1-3

Amounts in millions	Q1-3 05	Q1-3 05	Q1-3 04	Change
	US $	€	€	in %
Operating profit	2,093	1,736	895	+94
Revenues	35,876	29,753	24,772	+20
Unit sales		611,387	503,494	+21
Production		633,968	525,365	+21
Employees (September 30)		118,987	114,810	+4

Unit sales

	Q1-3 05	Q1-3 04	Change
			in %
Total	611,387	503,494	+21
Western Europe	195,835	194,410	+1
Germany	75,925	74,605	+2
United States	140,131	109,642	+28
South America	47,241	42,943	+10
Japan	45,506	27,721	+64
Other Markets	182,674	128,778	+42

Financial Services

•     Stable course of business in third quarter

•     Further increase in contract volume

•     Changeover to new software at Toll Collect running as planned

•     Operating profit at prior-year level

Amounts in millions	Q3 05	Q3 05	Q3 04	Change
	US $	€	€	in %
Operating profit	492	408	412	-1
Revenues	4,718	3,913	3,444	+14
Contract volume	136,756	113,415	104,776	+8
New business	14,245	11,814	14,677	-20
Employees (September 30)		11,356	10,988	+3

Continued success at Financial Services

•     The Financial Services division continued to develop steadily in the third quarter. Contract volume increased by 8% to €113.4 billion; after adjusting for exchange-rate effects the increase amounted to 5%. At the end of the third quarter, the worldwide portfolio comprised a total of 6.4 million vehicles. New business decreased from €14.7 billion to €11.8 billion. Operating profit of €408 million was at the same high level as in Q3 2004.

Further expansion of activities in North and South America

•     In the Americas region, we increased contract volume by 8% to €82.7 billion. Adjusted for exchange-rate effects the growth amounted to 4%. New business in this region amounted to €7.7 billion (Q3 2004: €10.9 billion). The decrease in new business is related to the above-average proportion of special financing programs in 2004.

•     The Truck Finance unit accelerated the delivery of Freightliner trucks by improving credit-approval processes. In order to further improve the processing of car financing at dealerships, the AutOrigination system which automatically checks contract data, was supplemented with a new eContracts module for recording contracts electronically.

•     We have offered US customers and dealers affected by hurricane Katrina the option to delay the payment of installments and to extend credit lines. We are also providing support for insurance-related matters.

Positive business developments in the region of Europe, Africa and Asia/Pacific

•     Contract volume of €30.7 billion in the region of Europe, Africa, Asia/Pacific exceeded the high level of the prior-year quarter. Business developments were particularly dynamic in South Africa, Turkey and Thailand. In China, we received official approval to establish a financing company where business operations are scheduled to commence before the end of this year. In Germany, DaimlerChrysler Bank’s attractive products enabled it to further increase the proportion of Group vehicles sold that are leased or financed by us. Contract volume grew by 6% to €14.8 billion. DaimlerChrysler Bank provided services to 973,000 customers at the end of the third quarter, 7% more than a year earlier.

Changeover to On-Board Unit 2 running as planned

•     The toll-collection system for trucks on German autobahns operates smoothly. Since mid-July, Toll Collect has offered users of On-Board Unit 1 (OBU 1) the option to have the OBU 2 software installed by service partners. This new version allows tariffs and route data to be updated via mobile telephony as of the year 2006. Of the approximately 465,000 on-board units in trucks over 12 metric tons gross vehicle weight, 43% had already installed the new toll software by the end of the third quarter.

Q1-3

Amounts in millions	Q1-3 05	Q1-3 05	Q1-3 04	Change
	US $	€	€	in %
Operating profit	1,352	1,121	1,105	+1
Revenues	13,616	11,292	10,279	+10
Contract volume	136,756	113,415	104,776	+8
New business	44,266	36,711	38,798	-5
Employees (September 30)		11,356	10,988	+3

Other Activities

•     EADS continues its positive development

•     Strong growth in revenues and orders received by DaimlerChrysler Off-Highway

Amounts in millions	Q3 05	Q3 05	Q3 04	Change
	US $	€	€	in %
Operating profit	292	242	258	-6

The Other Activities segment primarily comprises our 33% equity interest in the European Aeronautic Defence and Space Company (EADS) and the DaimlerChrysler Off-Highway business unit. It also includes Corporate Research, the Group’s real-estate activities, and our holding and finance companies.

Other Activities’ posted a third-quarter operating profit of €242 million (2004: €258 million).

EADS

•     The European Aeronautic Defence and Space Company (EADS), the world’s second-largest aerospace and defense company, will publish its third-quarter figures on November 9, 2005.

•     From January through September, Airbus delivered a total of 271 aircraft (Jan.-Sep. 2004: 224), thus consolidating its leading position in the market for civil aircraft. Incoming orders more than doubled to 417 aircraft (Jan.-Sep. 2004: 189). The order backlog at the end of September amounted to 1,636 aircraft.

•     In July, Airbus received two major orders: the airline Iberia placed a firm purchase commitment for 30 aircraft of the A320 family, and Air China signed a contract to purchase 20 Airbus A330-200 aircraft.

•     In October, EADS decided on the official industrial launch of the new Airbus A350 aircraft family. Airbus can now accept firm commitments from the airlines for this plane. So far, 140 purchase commitments have been received from nine customers for the Airbus A350.

•     At the beginning of September, EADS agreed to partner with Northrop Grumman to bid jointly for the contract to supply the United States Air Force’s next-generation aerial refueling aircraft. This cooperation is an important step on the way to achieving a successful presence in the US defense market.

DaimlerChrysler Off-Highway

•     The DaimlerChrysler Off-Highway business unit posted third-quarter revenues of €514 million, exceeding the prior-year result by 17%. Growth was mainly achieved by the Power Generation unit (engines for electricity generators), but also with engines for mining, agriculture and construction vehicles.

•     Incoming orders of €592 million were also significantly higher than in Q3 2004 (€434 million). Nearly all engine applications contributed to this increase.

•     In September, DaimlerChrysler reached an agreement with the minority shareholders of MTU Friedrichshafen to acquire their 11.65% interest in that company, thus increasing Daimler-Chrysler’s ownership of MTU Friedrichshafen to 100%.

•     In the middle of October, the bidding process opened for the intended sale of MTU Friedrichshafen.

Q1-3

Amounts in millions	Q1-3 05	Q1-3 05	Q1-3 04	Change
	US $	€	€	in %
Operating profit	730	605	477	+27

DaimlerChrysler AG and Subsidiaries

Unaudited Condensed Consolidated Statements of Income Q3

	Consolidated			Industrial Business		Financial Services (1)
(in millions, except per share amounts)	Q3 2005	Q3 2005	Q3 2004	Q3 2005	Q3 2004	Q3 2005	Q3 2004
	(Note 1) $	€	€	€	€	€	€
Revenues	46,007	38,155	34,891	34,242	31,449	3,913	3,442
Cost of sales	(37,633)	(31,210)	(28,583)	(28,052)	(25,976)	(3,158)	(2,607)
Gross profit	8,374	6,945	6,308	6,190	5,473	755	835
Selling, administrative and other expenses	(5,295)	(4,391)	(4,415)	(4,069)	(4,122)	(322)	(293)
Research and development	(1,698)	(1,408)	(1,436)	(1,408)	(1,436)	—	—
Other income	172	142	340	129	328	13	12
Goodwill impairment	(36)	(30)	—	(30)	—	—	—
Turnaround plan Chrysler Group	17	14	(104)	14	(104)	—	—
Income before financial income	1,534	1,272	693	826	139	446	554
Financial income (expense), net	(11)	(9)	167	(33)	161	24	6
Income before income taxes	1,523	1,263	860	793	300	470	560
Income tax expense	(572)	(474)	(81)	(293)	120	(181)	(201)
Minority interests	(41)	(34)	172	(31)	173	(3)	(1)
Net income	910	755	951	469	593	286	358

Earnings per share
Basic earnings per share	0.89	0.74	0.94
Diluted earnings per share	0.89	0.74	0.94

(1)          Contains the financing and leasing business of the Financial Services segment without Mobility Management and activities of DaimlerChrysler Financial Services AG.

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

DaimlerChrysler AG and Subsidiaries

Unaudited Condensed Consolidated Statements of Income Q1-3

	Consolidated			Industrial Business		Financial Services (1)
(in millions, except per share amounts)	Q1-3 2005	Q1-3 2005	Q1-3 2004	Q1-3 2005	Q1-3 2004	Q1-3 2005	Q1-3 2004
	(Note 1) $	€	€	€	€	€	€
Revenues	130,615	108,322	104,314	97,035	94,041	11,287	10,273
Cost of sales	(106,746)	(88,527)	(83,995)	(79,390)	(76,168)	(9,137)	(7,827)
Gross profit	23,869	19,795	20,319	17,645	17,873	2,150	2,446
Selling, administrative and other expenses	(16,226)	(13,456)	(12,886)	(12,539)	(11,991)	(917)	(895)
Research and development	(4,920)	(4,080)	(4,074)	(4,080)	(4,074)	—	—
Other income	552	457	668	424	629	33	39
Goodwill impairment	(36)	(30)	—	(30)	—	—	—
Turnaround plan Chrysler Group	20	17	(156)	17	(156)	—	—
Income before financial income	3,259	2,703	3,871	1,437	2,281	1,266	1,590
Financial income (expense), net	(81)	(67)	(700)	(100)	(710)	33	10
Income before income taxes	3,178	2,636	3,171	1,337	1,571	1,299	1,600
Income tax expense	(958)	(795)	(1,365)	(296)	(778)	(499)	(587)
Minority interests	(74)	(61)	134	(54)	139	(7)	(5)
Net income	2,146	1,780	1,940	987	932	793	1,008

Earnings per share
Basic earnings per share	2.12	1.76	1.92
Diluted earnings per share	2.11	1.75	1.91

(1)          Contains the financing and leasing business of the Financial Services segment without Mobility Management and activities of DaimlerChrysler Financial Services AG.

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

DaimlerChrysler AG and Subsidiaries

Condensed Consolidated Balance Sheets

	Consolidated			Industrial Business		Financial Services (1)
	Sept. 30,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,	Sept. 30,	Dec. 31,
	2005	2005	2004	2005	2004	2005	2004
	(unaudited)	(unaudited)		(unaudited)	(unaudited)	(unaudited)	(unaudited)
(in millions)	(Note 1) $	€	€	€	€	€	€
Assets
Goodwill	2,618	2,171	2,003	2,111	1,945	60	58
Other intangible assets	3,827	3,174	2,671	3,105	2,602	69	69
Property, plant and equipment, net	43,703	36,244	34,001	36,075	33,835	169	166
Investments and long-term financial assets	8,552	7,092	7,043	6,806	6,767	286	276
Equipment on operating leases, net	39,733	32,952	26,711	4,213	3,099	28,739	23,612
Fixed assets	98,433	81,633	72,429	52,310	48,248	29,323	24,181
Inventories	25,588	21,221	16,792	19,771	15,317	1,450	1,475
Trade receivables	9,392	7,789	6,951	7,552	6,755	237	196
Receivables from financial services	71,673	59,440	56,785	—	—	59,440	56,785
Other assets	11,019	9,139	12,924	4,977	9,209	4,162	3,715
Securities	6,297	5,222	3,884	4,793	3,474	429	410
Cash and cash equivalents	7,738	6,417	7,771	5,333	6,771	1,084	1,000
Non-fixed assets	131,707	109,228	105,107	42,426	41,526	66,802	63,581
Deferred taxes	5,777	4,791	4,130	4,622	3,988	169	142
Prepaid expenses	1,390	1,153	1,030	1,066	953	87	77
Total assets	237,307	196,805	182,696	100,424	94,715	96,381	87,981

Liabilities and stockholders’ equity
Capital stock	3,191	2,646	2,633
Additional paid-in capital	9,863	8,180	8,042
Retained earnings	36,527	30,293	30,032
Accumulated other comprehensive loss	(6,820)	(5,656)	(7,166)
Treasury stock	—	—	—
Stockholders’ equity	42,761	35,463	33,541	25,353	25,439	10,110	8,102
Minority interests	756	627	909	590	885	37	24
Accrued liabilities	55,891	46,352	41,566	45,054	40,506	1,298	1,060
Financial liabilities	94,459	78,337	76,620	5,168	8,680	73,169	67,940
Trade liabilities	19,750	16,379	12,914	16,155	12,704	224	210
Other liabilities	11,368	9,428	8,707	7,006	6,095	2,422	2,612
Liabilities	125,577	104,144	98,241	28,329	27,479	75,815	70,762
Deferred taxes	2,449	2,031	2,189	(4,592)	(3,989)	6,623	6,178
Deferred income	9,873	8,188	6,250	5,690	4,395	2,498	1,855
Total liabilities	194,546	161,342	149,155	75,071	69,276	86,271	79,879

Total liabilities and stockholders’ equity	237,307	196,805	182,696	100,424	94,715	96,381	87,981

(1)          Contains the financing and leasing business of the Financial Services segment without Mobility Management and activities of DaimlerChrysler Financial Services AG.

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

DaimlerChrysler AG and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity

				Accumulated other comprehensive loss
		Additional		Cumulative	Available-	Derivative	Minimum
	Capital	paid-in	Retained	translation	for-sale	financial	pension	Treasury
(in millions of €)	stock	capital	earnings	adjustment	securities	instruments	liability	stock	Total

Balance at January 1, 2004	2,633	7,915	29,085	(949)	333	2,227	(6,763)	—	34,481
Net income	—	—	1,940	—	—	—	—	—	1,940
Other comprehensive income (loss)	—	—	—	228	(138)	(568)	—	—	(478)
Total comprehensive income									1,462
Stock based compensation	—	86	—	—	—	—	—	—	86
Purchase of capital stock	—	—	—	—	—	—	—	(23)	(23)
Re-issuance of treasury stock	—	—	—	—	—	—	—	23	23
Dividends	—	—	(1,519)	—	—	—	—	—	(1,519)
Balance at September 30, 2004	2,633	8,001	29,506	(721)	195	1,659	(6,763)	—	34,510

Balance at January 1, 2005	2,633	8,042	30,032	(1,640)	127	1,858	(7,511)	—	33,541
Net income	—	—	1,780	—	—	—	—	—	1,780
Other comprehensive income (loss)	—	—	—	2,171	379	(957)	(83)	—	1,510
Total comprehensive income									3,290
Stock based compensation	—	73	—	—	—	—	—	—	73
Issuance of new shares	13	134	—	—	—	—	—	—	147
Purchase of capital stock	—	—	—	—	—	—	—	(21)	(21)
Re-issuance of treasury stock	—	—	—	—	—	—	—	21	21
Dividends	—	—	(1,519)	—	—	—	—	—	(1,519)
Other	—	(69)	—	—	—	—	—	—	(69)
Balance at September 30, 2005	2,646	8,180	30,293	531	506	901	(7,594)	—	35,463

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

DaimlerChrysler AG and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

	Consolidated			Industrial Business		Financial Services (1)
(in millions)	Q1-3 2005	Q1-3 2005	Q1-3 2004	Q1-3 2005	Q1-3 2004	Q1-3 2005	Q1-3 2004
	(Note 1) $	€	€	€	€	€	€
Net income	2,146	1,780	1,940	987	932	793	1,008
Income (loss) applicable to minority interests	74	61	(134)	54	(139)	7	5
Gains on disposals of businesses	(14)	(12)	(271)	(12)	(271)	—	—
Depreciation and amortization of equipment on operating leases	5,554	4,606	3,968	526	388	4,080	3,580
Depreciation and amortization of fixed assets	5,894	4,888	4,304	4,843	4,258	45	46
Change in deferred taxes	(259)	(215)	183	8	(372)	(223)	555
Equity (income) loss from associated companies	(229)	(190)	802	(172)	815	(18)	(13)
Change in financial instruments	(74)	(61)	(219)	(72)	(229)	11	10
(Gains) losses on disposals of fixed assets/securities	(883)	(732)	(412)	(688)	(422)	(44)	10
Change in trading securities	(10)	(8)	(31)	(6)	(32)	(2)	1
Change in accrued liabilities	1,193	989	853	867	777	122	76
Turnaround plan expenses (gains) - Chrysler Group	(20)	(17)	156	(17)	156	—	—
Turnaround plan payments - Chrysler Group	(68)	(56)	(161)	(56)	(161)	—	—
Net changes in inventory-related receivables from financial services	1,506	1,249	266	1,249	266	—	—
Changes in other operating assets and liabilities:
- Inventories, net	(4,511)	(3,741)	(3,079)	(3,507)	(3,078)	(234)	(1)
- Trade receivables	(928)	(770)	340	(756)	268	(14)	72
- Trade liabilities	3,241	2,688	2,014	2,676	2,026	12	(12)
- Other assets and liabilities	659	547	(1)	815	(170)	(268)	169
Cash provided by operating activities	13,271	11,006	10,518	6,739	5,012	4,267	5,506
Purchases of fixed assets:
- Increase in equipment on operating leases	(18,017)	(14,942)	(13,096)	(3,306)	(3,096)	(11,636)	(10,000)
- Purchase of property, plant and equipment	(5,753)	(4,771)	(4,766)	(4,744)	(4,728)	(27)	(38)
- Purchase of other fixed assets	(184)	(153)	(302)	(140)	(291)	(13)	(11)
Proceeds from disposals of equipment on operating leases	10,648	8,831	8,206	3,711	3,546	5,120	4,660
Proceeds from disposals of fixed assets	555	460	754	444	728	16	26
Payments for investments in businesses	(594)	(493)	(203)	(500)	(201)	7	(2)
Proceeds from disposals of businesses	545	452	1,193	444	1,173	8	20
Investments in/collections from wholesale receivables	(4,502)	(3,734)	(4,782)	18,988	21,099	(22,722)	(25,881)
Proceeds from sale of wholesale receivables	5,029	4,171	5,156	(20,795)	(22,025)	24,966	27,181
Investments in retail receivables	(24,920)	(20,667)	(22,950)	3,085	3,182	(23,752)	(26,132)
Collections on retail receivables	18,127	15,033	12,710	(2,527)	(2,522)	17,560	15,232
Proceeds from sale of retail receivables	9,309	7,720	5,856	—	—	7,720	5,856
(Acquisition) disposition of securities (other than trading), net	(1,213)	(1,006)	(757)	(962)	(782)	(44)	25
Change in other cash	120	101	(117)	108	(102)	(7)	(15)
Cash used for investing activities	(10,850)	(8,998)	(13,098)	(6,194)	(4,019)	(2,804)	(9,079)
Change in financial liabilities (including amounts for commercial paper borrowings, net of €751 ($906) and € (346) in 2005 and 2004, respectively)	(2,596)	(2,152)	380	(783)	(2,552)	(1,369)	2,932
Dividends paid (incl. profit transferred from subsidiaries)	(1,888)	(1,566)	(1,539)	(1,478)	(1,532)	(88)	(7)
Proceeds from issuance of capital stock (incl. minority interests)	203	168	23	138	(137)	30	160
Purchase of treasury stock	(25)	(21)	(23)	(21)	(23)	—	—
Cash provided by (used for) financing activities	(4,306)	(3,571)	(1,159)	(2,144)	(4,244)	(1,427)	3,085
Effect of foreign exchange rate changes on cash and cash equivalents (originally maturing within 3 months)	643	533	80	465	73	68	7
Net increase (decrease) in cash and cash equivalents (originally maturing within 3 months)	(1,242)	(1,030)	(3,659)	(1,134)	(3,178)	104	(481)
Cash and cash equivalents (originally maturing within 3 months)
At beginning of period	8,900	7,381	10,767	6,381	9,469	1,000	1,298
At end of period	7,658	6,351	7,108	5,247	6,291	1,104	817

(1)          Contains the financing and leasing business of the Financial Services segment without Mobility Management and activities of DaimlerChrysler Financial Services AG.

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

Interim Report Q3 2005

DaimlerChrysler AG and Subsidiaries

Notes to Unaudited Interim Condensed Consolidated Financial Statements

1. Presentation of Condensed Consolidated Financial Statements

General. The unaudited interim condensed consolidated financial statements (“interim financial statements”) of DaimlerChrysler AG and subsidiaries (“DaimlerChrysler” or “the Group”) have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). All amounts are presented in millions of euros (“€”). For the convenience of the reader, amounts as of and for the three and nine months ended September 30, 2005, are also presented in millions of U.S. dollars (“$”), converted at the rate of €1= $1.2058, the Noon Buying Rate of the Federal Reserve Bank of New York on September 30, 2005.

Certain amounts reported in prior periods have been reclassified to conform to the current period presentation. In 2004, the presentation of the consolidated statements of cash flows was modified with regard to certain receivables from financial services, resulting in reclassifications in the unaudited interim condensed consolidated statements of cash flows for the three months and nine months ended September 30, 2004. Further information, including effects on the amounts previously reported, is provided in Note 2.

All significant intercompany accounts and transactions have been eliminated. In the opinion of management, the interim financial statements reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations and financial position of the Group. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period or the full fiscal year. The interim financial statements should be read in conjunction with the December 31, 2004, audited consolidated financial statements and notes thereto included in DaimlerChrysler’s amended 2004 Annual Report on Form 20-F/A which was filed with the United States Securities and Exchange Commission (“SEC”) on June 24, 2005.

Commercial practices with respect to certain products manufactured by DaimlerChrysler necessitate that sales financing, including leasing alternatives, be made available to the Group’s customers. Accordingly, the Group’s consolidated financial statements are also significantly influenced by the activities of its financial services business. To enhance the readers’ understanding of the Group’s interim financial statements, the accompanying financial statements present, in addition to the unaudited interim financial statements, unaudited information with respect to the results of operations and financial position of the Group’s industrial and financial services business activities. Such information, however, is not required by U.S. GAAP and is not intended to, and does not represent the separate U.S. GAAP results of operations and financial position of the Group’s industrial or financial services business activities. This information concerning the financial services business activities of the Group contains the financing and leasing business of the Financial Services segment without Mobility Management and the activities of DaimlerChrysler Financial Services AG. Transactions between the Group’s industrial and financial services business activities principally represent intercompany sales of products, intercompany borrowings and related interest, and other support under special vehicle financing programs. The effects of intercompany transactions between the industrial and financial services businesses have been eliminated within the industrial business columns.

Preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions related to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting date and the reported amounts of revenues and expenses for the period. Actual amounts could differ from those estimates.

New Accounting Standards Not Yet Adopted. In December 2004 the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”). SFAS 123R establishes accounting guidance for transactions in which an entity exchanges its equity instruments for goods or services. SFAS 123R also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. Equity-classified awards are measured at grant date fair value and are not subsequently remeasured. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled. SFAS 123R originally applied to all awards granted after July 1, 2005, and to awards modified, repurchased or cancelled after that date. The effective date of SFAS 123R was deferred by an SEC Rule until the beginning of the first annual period beginning after June 15, 2005. DaimlerChrysler will adopt SFAS 123R as of January 1, 2006, using a modified version of prospective application. DaimlerChrysler is currently determining the effect of SFAS 123R on the Group’s consolidated financial statements.

In March 2005 the FASB issued Interpretation (“FIN”) 47 “Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143.” FIN 47 clarifies that a conditional asset retirement obligation is a legal obligation to perform an asset retirement activity whose timing or method of settlement is conditional on a future event. FIN 47 also clarifies that a conditional asset retirement obligation should be recognized if its fair value is reasonably estimable and provides guidance on when there is sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 should be applied no later than the end of the fiscal year 2005. DaimlerChrysler is currently determining the effect of FIN 47 on the Group’s consolidated financial statements.

In June 2005 FASB Staff Position (“FSP”) FAS 143-1, “Accounting for Electronic Equipment Waste Obligations” was issued. FSP FAS 143-1 addresses the accounting for obligations associated with Directive 2002/96/EC on Waste Electrical and Electronic Equipment (the “Directive”) of the European Union (“EU”) which is subject to transformation into the respective national laws. Under the Directive, the waste management obligation remains with the commercial user until the historical waste equipment (put on the market before August 13, 2005) is replaced. At that time the waste management obligation for the equipment may be transferred to the producer of the replacement equipment depending on the transformation of the Directive into national law by the EU member country. If the commercial user does not replace the equipment, the obligation remains with that user until the equipment is disposed. FSP FAS 143-1 requires the commercial user to apply the provisions of SFAS 143, “Accounting for Asset Retirement Obligations” to the obligation associated with historical waste. FSP FAS 143-1 will have to be applied in the first reporting period ending after the date the law is adopted by the applicable EU member countries. DaimlerChrysler is currently determining the effect of FSP FAS 143-1 on the Group’s consolidated financial statements.

In June 2005 the FASB ratified Emerging Issues Task Force (“EITF”) 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights.” Under EITF 04-5, the general partners in a limited partnership or similar entity are presumed to control that limited partnership regardless of the extent of the general partners’ ownership interest in the limited partnership. A general partner should assess the limited partners’ rights and their impact on the presumption of control. If the limited partners have either (a) the substantive ability to dissolve the limited partnership or otherwise remove the general partners without cause or (b) substantive participating rights, the general partners do not control the limited partnership. For general partners of all newly formed limited partnerships and for existing limited partnerships for which the partnership agreement is modified, EITF 04-5 was effective after June 29, 2005. For general partners in all other limited partnerships, EITF 04-5 was effective for the first reporting period in fiscal years beginning after December 15, 2005, and allows either of two transition methods. DaimlerChrysler is currently determining the effect of EITF 04-5 on the Group’s consolidated financial statements.

Also in June 2005 the FASB ratified EITF 05-5, “Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements).” EITF 05-5 provides guidance on the accounting for the German Altersteilzeit (“ATZ”) early retirement program and other types of benefit arrangements with the same or similar terms. The ATZ program is an early retirement program in Germany designed to create an incentive for employees, within a certain age group, to transition from full or part-time employment into retirement before their legal retirement age. The ATZ program provides the employee with a bonus which is reimbursed by subsidies from the German government if certain conditions are met. According to EITF 05-5, the bonuses provided by the employer should be accounted for as postemployment benefits under SFAS 112, “Employer’s Accounting for Postretirement Benefits,” with compensation cost recognized over the remaining service period beginning when the individual agreement is signed by the employee and ending when the active service period ends. The government subsidy should be recognized when the employer meets the necessary criteria and is entitled to the subsidy. The effect of applying EITF 05-5 should be recognized prospectively as a change in accounting estimate in fiscal years beginning after December 15, 2005. DaimlerChrysler is currently determining the effect of EITF 05-5 on the Group’s consolidated financial statements.

2. Presentation of Receivables from Financial Services in Consolidated Statements of Cash Flows

In prior periods, DaimlerChrysler reported the effects of all receivables from financial services as investing activities for purposes of presentation in the consolidated statements of cash flows as well as the accompanying information about cash flows of the financial services business. This policy, when applied to receivables from financial services related to sales of the Group’s products to its customers, had the effect of presenting an investing cash outflow and an operating cash inflow even though there was no cash flow on a consolidated basis. During 2004, based on concerns raised by the staff of the SEC, management has decided to report the cash flow related effects of those receivables from financial services which relate to sales of the products to customers within operating cash flows in the consolidated statements of cash flows. This presentation resulted in the elimination of the intercompany activity between the industrial business and financial services business. Management also determined to revise the presentation in the consolidated statements of cash flows for the nine months ended September 30, 2004, to achieve a comparable presentation for all periods presented herein.

The cash flow related effects of receivables from financial services that are unrelated to the Group’s inventory or involve investments in loans or finance leases to retail customers of a dealer-customer continue to be reported within cash used for investing activities.

The balance of cash and cash equivalents at September 30, 2004, and the total net decrease in cash and cash equivalents and cash used for financing activities for the nine months ended September 30, 2004, remained unchanged. The impact of the reclassification on the captions within the consolidated statements of cash flows with respect to the nine months ended September 30, 2004, is:

(in millions of €)	Nine months ended September 30, 2004

Cash provided by operating activities, as previously reported	10,252
Amount reclassified from investing activities	266
Cash provided by operating activities, after reclassification	10,518

Cash used for investing activities, as previously reported	(12,832)
Amount reclassified to operating activities	(266)
Cash used for investing activities, after reclassification	(13,098)

3. Significant Equity Method Investments

Toll Collect. As already reported in Note 3 to DaimlerChrysler’s 2004 consolidated financial statements (included in the Group’s 2004 Annual Report on Form 20-F/A), DaimlerChrysler Financial Services AG (“DaimlerChrysler Financial Services”), Deutsche Telekom AG (“Deutsche Telekom”), and Compagnie Financière et Industrielle des Autoroutes S.A. (“Cofiroute”) (together the “Consortium”) entered in December 2002 into a partnership agreement to develop and in the framework of a separate joint venture company to install and operate a system for the electronic collection of tolls. This was based on a contract entered into in September 2002 between DaimlerChrysler Financial Services, Deutsche Telekom and Cofiroute as well as the Federal Republic of Germany to develop, install and operate a system for electronic collection of tolls from all commercial vehicles over 12t GVW using German highways (“Operating Agreement”). DaimlerChrysler Financial Services and Deutsche Telekom each hold a 45% equity interest and Cofiroute holds the remaining 10% equity interest in both the consortium (Toll Collect GbR) and the joint venture company (Toll Collect GmbH) (together “Toll Collect”). Cofiroute’s risks and obligations are limited to €70 million. DaimlerChrysler Financial Services and Deutsche Telekom are currently jointly obliged to indemnify Cofiroute for amounts exceeding this limitation.

In an implementation agreement signed on April 23, 2004, concerning the mutual decision to continue the toll project, the Federal Republic of Germany and the consortium members agreed on introducing toll collection on January 1, 2005, with on-board units that allow for slightly less than full technical performance in accordance with the technical specification (start of phase 1). Subject to a mutual extension of phase 1 up to one year, the toll collection system will be installed and operated with full effectiveness as specified in the Operating Agreement no later than January 1, 2006 (start of phase 2).

After the accession of Toll Collect GmbH to the Operating Agreement on December 14, 2004, then on December 15, 2004, Toll Collect received the special preliminary operating permit for operating the toll collection system during phase 1 by the Federal Republic of Germany; the system was successfully launched with slightly less than full functionality on January 1, 2005. The preparations to introduce a toll system with full functionality proceed as planned.

With the successful start of phase 1, for the period beginning January 1, 2005, Toll Collect GmbH receives remuneration for the infrastructure and the operation of the toll collection system from the Federal Republic of Germany. According to the implementation agreement, the Federal Republic of Germany will pay Toll Collect GmbH only 95% of the fees which would otherwise be payable under the Operating Agreement due to the slightly reduced technical functionality during phase 1. During phase 1 any offsetting with claims of the Federal Republic of Germany stemming from the period before January 1, 2005, including contractual penalties and damages, is excluded.

According to the implementation agreement, during phase 1, Toll Collect GmbH respectively the consortium will be liable for any net shortfall of toll proceeds (shortfall of tolls proceeds less fees payable to Toll Collect GmbH) of the Federal Republic of Germany. However, such liability will be limited to €1 billion per year but in any event will not exceed €83.4 million per month.

Failure to perform various obligations under the Operating Agreement may result in penalties, additional revenue reductions and damage claims that could become significant over time. However, penalties and revenue reductions are capped at €75 million per year during the first nine months after the preliminary operating permit has been issued, at €150 million per year thereafter until the final operational permit has been issued, and at €100 million per year following issuance of the final operational permit. These cap amounts are subject to a 3% increase for every year of operation. Contractual penalties, revenue reductions and recourse claims in the case of third party liability of the Federal Republic of Germany are not subject to the liability cap of €1 billion per year in phase 1. The exclusion of offsetting according to the implementation agreement does not cover damages and contractual penalties arising with the beginning of phase 1. The Federal Republic of Germany has already announced offsetting of alleged claims.

The consortium members have the obligation to contribute, on a joint and several basis, additional funds to Toll Collect GmbH as may be necessary for Toll Collect GmbH to maintain a minimum equity (based on German Commercial Code accounting principles) of 15% of total assets (so called “Equity Maintenance Undertaking”). This obligation will terminate on August 31, 2015, when the Operating Agreement expires, or earlier if the agreement is terminated. Such obligation may arise if Toll Collect GmbH is subject to revenue reductions caused by underperformance, if the Federal Republic of Germany is successful in claiming lost revenues against Toll Collect GmbH for any period the system was not fully operational or if Toll Collect GmbH incurs penalties that may become payable under the above mentioned agreements. If such penalties, revenue reductions and other events reduce Toll Collect GmbH’s equity to a level that is below the minimum equity percentage agreed upon, the consortium members are obligated to fund Toll Collect GmbH’s operations to the extent necessary to reach the required minimum equity.

DaimlerChrysler Group is unable to accurately estimate its maximum exposure to loss resulting from the guarantee in form of the equity maintenance undertaking due to the various uncertainties described above. Therefore, in addition to the maximum exposure from the guarantee of the bank loan and the risks already provided for under the established accruals, the Group’s exceeding maximum exposure to loss could be material.

debis AirFinance. In June 2005, as part of the Group’s ongoing strategy to focus on its core automotive business, DaimlerChrysler sold its 45% equity interest in debis AirFinance B.V. (“dAF”) and also its outstanding subordinated loans receivable and unsecured loans provided to dAF for €325 million in cash to Cerberus Capital Management, L.P., subject to indemnification for exposures incurred prior to the sale up to a maximum of $30 million. The sale did not have a material impact on the Group’s net income. Prior to the sale, DaimlerChrysler accounted for the investment in dAF using the equity method of accounting.

4. Acquisitions and Dispositions

In the third quarter of 2005, Freightliner, a wholly-owned U.S. subsidiary of DaimlerChrysler, entered into an agreement to sell major parts of its subsidiary AmericanLaFrance (“ALF”), a fire-truck manufacturer, to an U.S. investment company. The sale is expected to close in the fourth quarter of 2005. Based upon the agreed purchase price, Freightliner recorded asset impairment charges in the three- and nine-month periods ended September 30, 2005 of €63 million and €87 million, respectively, related to the write-down of inventories and certain long-lived assets, which are reflected in cost of sales and other operating expenses of the Commercial Vehicles segment. In connection with the sale, at September 30, 2005, the Group classified in the interim balance sheet, trade receivables (€28 million), inventories (€11 million) and accrued liabilities (€3 million) as held for sale.

In September 2005, DaimlerChrysler acquired the 11.65% interest in MTU Friedrichshafen GmbH (“MTU-F”) held by minority shareholders for €171 million in cash, including direct transaction costs. DaimlerChrysler now owns 100 % of the MTU-F shares. As a result of this transaction, DaimlerChrysler recorded a preliminary goodwill of €134 million that was allocated to goodwill of the segment Other Activities.

On March 14, 2003, as part of the Group’s global commercial vehicle strategy, DaimlerChrysler acquired from Mitsubishi Motors Corporation (“MMC”) a 43% non-controlling interest in Mitsubishi Fuso Truck and Bus Corporation (“MFTBC”) for €764 million in cash plus certain direct acquisition costs. MFTBC is involved in the development, design, manufacture, assembly and sale of small, mid-size and heavy-duty trucks and buses, primarily in Japan and other Asian countries. Also, on March 14, 2003, ten Mitsubishi Group companies entered into a separate share sale and purchase agreement with MMC pursuant to which they purchased from MMC 15% of MFTBC’s shares for approximately €266 million in cash. On March 18, 2004, DaimlerChrysler acquired from MMC an additional 22% interest in MFTBC for €394 million in cash, thereby reducing MMC’s interest in MFTBC to a non-controlling 20%. The aggregate amount paid by DaimlerChrysler for its 65% controlling interest in MFTBC was €1,251 million, consisting of consideration paid plus direct acquisition costs in 2003 and 2004 (€770 million and €394 million, respectively), plus a re-allocation of €87 million of the initial purchase price of MMC pertaining to MFTBC and previously included in the Group’s investment in MMC, which was an equity method investee of DaimlerChrysler when the business combination with MFTBC was consummated. DaimlerChrysler has included the consolidated results of MFTBC beginning at the consummation date in the Group’s Commercial Vehicles segment. Prior to then, the Group’s proportionate share of MFTBC’s results was included in the Commercial Vehicles segment using the equity method of accounting.

Subsequent to DaimlerChrysler’s acquisition of a controlling interest in MFTBC, a number of quality problems concerning MFTBC vehicles spanning production years since July 1974 were identified. During the second and third quarters of 2004, DaimlerChrysler was able to comprehensively assess those quality issues and define necessary technical solutions and a course of action to implement them. The estimates of cost in the interim periods of 2004 were based on the status of the investigation and DaimlerChrysler’s best estimate of the probable costs to be incurred to address and remedy the identified quality issues.

Of the €1.1 billion quality costs recorded in 2004 by MFTBC, (i) €0.1 billion was recognized in “Financial income (expense), net” in the statement of income representing DaimlerChrysler’s proportionate share of the results of MFTBC, which was included on a one month lag relating to amounts attributed to refinements to estimates that were made before MFTBC was fully consolidated, (ii) €0.7 billion to cost of sales representing the sum of the 43% attributed to the March 2003 investment (for which the purchase price allocation period is closed) and the 35% of the costs attributed to minority shareholders of MFTBC; (iii) €0.2 billion to goodwill attributed to the 22% interest acquired in 2004; and (iv) €0.1 billion to deferred tax assets.

During the first quarter of 2005, MFTBC finished investigating the product quality reports and finalized its conclusions about the issues that require action. The level of information reached during this process enabled DaimlerChrysler to refine its estimate of the probable cost and an additional amount of €5 million was recorded in the first quarter of 2005. MFTBC expects to be able to complete the majority of the field campaigns by the end of the first quarter of 2006.

Under the two share purchase agreements under which DaimlerChrysler acquired 43% and 22%, respectively, of MFTBC shares, DaimlerChrysler had the right to a price adjustment if the warranty reserve recorded on the books of MFTBC proved to be inadequate. Negotiations with MMC resulted in a settlement agreement on March 4, 2005, in which the parties agreed on such a price adjustment. Under the terms of the settlement agreement, DaimlerChrysler received (i) MMC’s remaining 20% stake in MFTBC, (ii) a cash payment of €72 million, (iii) promissory notes having an aggregate face value of €143 million, payable in four equal installments over the next four years and (iv) certain other assets and rights pertaining to the distribution of MFTBC products in one Asian market. The parties also clarified the terms of their cooperation under other, ongoing agreements. The fair value assigned to the consideration received from MMC was €0.5 billion and has been allocated to income and goodwill consistent with DaimlerChrysler’s accounting for the quality issues subsequent to the business combination. Accordingly, €0.3 billion was recognized as a reduction of cost of sales in the first quarter of 2005 based on DaimlerChrysler’s proportionate after-tax loss recorded in the second and third quarter of 2004 relating to quality measures and €0.2 billion was recognized as reduction of goodwill.

As a result of the settlement with MMC, DaimlerChrysler’s controlling interest in MFTBC increased from 65% to 85% and the aggregate purchase price after giving effect to the price reduction was €1,014 million. As of June 30, 2005, goodwill of €53 million related to final purchase price allocation of MFTBC was allocated to the Commercial Vehicles segment. The goodwill is not expected to be deductible for tax purposes.

5. Functional Costs and Other Expenses

Based on the unit sales development of the smart roadster and the smart forfour and the downward revisions to forecasted sales targets, DaimlerChrysler reduced its production and notified suppliers about declining production during the first quarter of 2005. These developments resulted in increased operating and cash flow losses and an expectation that losses would continue in future periods. Therefore, in the first quarter of 2005, DaimlerChrysler evaluated the recoverability of the carrying amount of the long-lived assets that generate cash flows largely independent of other assets and liabilities of the Group. The smart roadster is assembled in a plant in France, whereas the asset group related to the smart forfour consists of owned real estate and equipment of a German plant as well as leased equipment located with suppliers, but carried on DaimlerChrysler’s balance sheet. In addition, certain corporate assets of smart were impaired. As a result of the impairment test, DaimlerChrysler recognized charges of €4 million and €451 million during the three- and nine-month periods ended September 30, 2005, respectively, in “cost of sales” representing the excess of the carrying amount of these long-lived assets over their fair value. After the impairment charge, the remaining carrying amount of the long-lived assets represented the estimated fair value of land and buildings and other long-lived assets.

As a result of the deterioration of operations in the first quarter of 2005, DaimlerChrysler decided to cease production of the smart roadster by the end of 2005 and provide incentives to dealers related to those vehicles. Thus, also included as a reduction of revenue or in “cost of sales” during the three and nine-month periods ended September 30, 2005, were €15 million and €147 million, respectively, to recognize the effects of inventory write-downs, higher incentives and lower residual values of vehicles.

Further costs related to the realignment of smart during the nine-month period ended September 30, 2005, amounting to €273 million, arose primarily from supplier claims which resulted from the projected discontinuation of the smart roadster and the reduction of the production volume for the smart forfour as well as estimated payments to the dealer network. These charges were recognized in “cost of sales” and in “selling expenses”, including an adjustment of the previous estimate of €2 million recognized as a reduction of “cost of sales” in the third quarter of 2005.

In connection with the activities related to the smart business unit, DaimlerChrysler also decided in the first quarter of 2005 not to proceed with the development of the smart SUV that was scheduled to be introduced in 2006. As a result of the decision to abandon the smart SUV, tooling and equipment located in the designated assembly plant in Brazil and equipment still under construction with suppliers for which firm purchase orders were in place, €61 million was written off in the first quarter of 2005 by a charge to “other expenses” to the extent those assets could not be redeployed for other purposes. Charges of €167 million were recognized during the first two quarters of 2005, and the estimates were reduced by €48 million in the third quarter ended September 2005, related to the liabilities arising from the cancellation of supply contracts and were recognized as “other expenses.”

In addition, plans to reduce workforce at the locations in Böblingen (Germany) and Hambach (France) were approved during the second quarter of 2005. According to those plans, by September 30, 2005, 89 employees had been transferred to other Group operations and continue to provide services there while 236 German employees had accepted termination benefits in accordance with the terms of a collective bargaining agreement consisting of cash severance, continued pay for a period after the end of service and job placement assistance; the employee services ended with the acceptance of the termination benefits. Therefore, charges for employee termination benefits of €26 million are included in the nine month period ended September 2005, including a reduction of the charge based upon an adjustment of the previous estimate of €2 million in the third quarter. In addition, in the three and nine month periods ended September 2005, charges for consulting services have been recorded totalling to €3 million and €4 million, respectively.

In addition, a goodwill impairment charge of €30 million was recognized in the third quarter of 2005 (see Note 8).

All charges related to the realignment of smart relate to the Mercedes Car Group segment. The development of balances of €525 million accrued by the end of the second quarter, which lead to payments in subsequent periods, is summarized as follows:

(in millions of €)	Workforce reduction	Other costs	Total
Balance at January 1, 2005	—	—	—
Charges	28	557	585
Payments	—	(60)	(60)
Balance at June 30, 2005	28	497	525
Additional charges (releases) into income	(2)	(41)	(43)
Payments	(8)	(208)	(216)
Balance at September 30, 2005	18	248	266

The Mercedes Car Group expects to incur cash payments of approximately €250 million in the remaining three months of 2005 for previously recorded charges. The key initiatives are expected to be completed by the end of 2005.

6. Turnaround Plan for the Chrysler Group

In 2001, the DaimlerChrysler Supervisory Board approved a multi-year turnaround plan for the Chrysler Group. Key initiatives for the multi-year turnaround plan included a workforce reduction and an elimination of excess capacity.

The net gains recorded for the plan in the nine months ended September 30, 2005 were €17 million (€10 million net of taxes) and are presented as a separate line item on the accompanying consolidated statements of income (€13 million and €4 million would have otherwise been reflected in cost of sales and selling, administrative and other expenses, respectively). These adjustments were primarily associated with the closing or disposition of certain manufacturing facilities prior to 2005.

The net charges recorded for the plan in the nine months ended September 30, 2004 were €156 million (€95 million net of taxes) and are presented as a separate line item on the accompanying consolidated statements of income (€151 million and €5 million would have otherwise been reflected in cost of sales and selling, administrative and other expenses, respectively). These adjustments were for costs associated with the planned closing or disposition of certain manufacturing facilities in 2005 and 2004.

Workforce reduction charges were €(2) million and €171 million during the nine months ended September 30, 2005 and 2004, respectively. The charges for the voluntary early retirement programs, accepted by 36 and 503 employees during the nine months ended September 30, 2005 and 2004, respectively, were formula driven based on salary levels, age and past service. Additionally, 5,417 employees were involuntarily affected by the plan during the nine months ended September 30, 2004. The amount of involuntary severance benefits paid and charged against the liability during the nine months ended September 30, 2005 and 2004 was €16 million and €39 million, respectively.

During the nine months ended September 30, 2005 and 2004, the Chrysler Group recorded impairment charges of €1 million and €42 million, respectively. In addition, other costs related to accruals for divestiture and closure actions were adjusted by €(16) million and €2 million during the nine months ended September 30, 2005 and 2004, respectively.

In the nine months ended September 30, 2005 and 2004, the Chrysler Group made cash payments of €56 million and €161 million, respectively, for charges previously recorded. The Chrysler Group expects to make additional cash payments of approximately $118 million during the remainder of 2005 for the previously recorded charges. The Chrysler Group may recognize additional adjustments to the turnaround plan charges in 2005 primarily relating to the sale or closure of selected operations.

As of September 30, 2005 and December 31, 2004, the Chrysler Group had workforce reduction reserves of €144 million and €160 million, respectively. In addition, reserves for other costs were €26 million and €60 million, as of September 30, 2005 and December 31, 2004, respectively.

7. Income Taxes

In 2004, the U.S. government enacted the American Jobs Creation Act of 2004 (“Act”), that provides for a special one-time tax deduction of 85% of certain earnings of non-U.S. subsidiaries that are repatriated to the U.S., provided certain criteria are met. DaimlerChrysler North America Holding Corporation, a wholly-owned U.S. subsidiary of DaimlerChrysler, completed its evaluation of the Act. DaimlerChrysler expects to repatriate up to $2.7 billion of qualifying dividends to the U.S. in 2005. In the three- and nine-month periods ended September 30, 2005, income tax expense of €2 million and €68, respectively, was recorded.

8. Goodwill

During the nine months ended September 30, 2005, the carrying amount of goodwill increased by €168 million. This increase primarily relates to currency translation (€204 million) and the acquisition of the outstanding shares of MTU-F (€134 million; see Note 4). In addition, the goodwill of MFTBC was reduced by €199 million (see Note 4).

The company conducts a goodwill impairment test at least annually to identify potential goodwill impairment. In this regard, the company compares the fair value of a reporting unit with its carrying amount, including goodwill allocated to the respective reporting unit. The fair values of the reporting units are calculated using discounted cash flows. If the carrying amount of a reporting unit exceeds its fair value, a second step of the goodwill impairment test is performed to measure the amount of goodwill impairment loss. As result of the 2005 goodwill impairment test, a goodwill impairment charge of €30 million was recognized in the third quarter of 2005. The impairment is related to goodwill allocated to the reporting unit smart, a part of the Mercedes Car Group segment.

9. Other Intangible Assets

Other intangible assets comprise:

(in millions of €)	At Sept. 30, 2005	At Dec. 31, 2004
Other intangible assets subject to amortization
Gross carrying amount	1,542	1,309
Accumulated amortization	(950)	(806)
Net carrying amount	592	503
Other intangible assets not subject to amortization	2,582	2,168
	3,174	2,671

DaimlerChrysler’s other intangible assets subject to amortization represent concessions, industrial property rights and similar rights as well as software developed or obtained for internal use. During the nine months ended September 30, 2005, additions of €200 million were recognized. The aggregate amortization expense for the three and nine months ended September 30, 2005, was €51 million and €145 million, respectively, and for the three and nine months ended September 30, 2004, €42 million and €123 million, respectively.

Other intangible assets not subject to amortization represent primarily intangible pension assets.

10. Inventories

Inventories are comprised of the following:

(in millions of €)	At Sept. 30, 2005	At Dec. 31, 2004
Raw materials and manufacturing supplies	2,099	1,746
Work-in-process	3,431	2,545
Finished goods, parts and products held for resale	15,872	12,792
Advance payments to suppliers	57	75
	21,459	17,158
Less: Advance payments received	(238)	(366)
	21,221	16,792

11. Cash and Cash Equivalents

As of September 30, 2005, and December 31, 2004, “cash and cash equivalents” as disclosed in the condensed consolidated balance sheets includes €66 million and €390 million, respectively, of deposits with original maturities of more than three months.

12. Stockholders’ Equity

During the nine-month period ended September 30, 2005, DaimlerChrysler purchased 0.6 million of its Ordinary Shares for €21 million and re-issued these shares for €21 million in connection with an employee share purchase plan.

During the nine-month period ended September 30, 2005, DaimlerChrysler issued 5 million of its Ordinary Shares upon exercises in connection with the Stock Option Plan 2000 (tranche 2003). The capital stock increased by €13 million and additional paid-in capital increased by €134 million.

On April 6, 2005, the annual meeting authorized DaimlerChrysler through October 6, 2006, to acquire treasury stocks for certain defined purposes up to a maximum nominal amount of €263 million of capital stock, representing nearly 10% of the capital stock reported as of December 31, 2004.

Furthermore, the Board of Management, with the consent of the Supervisory Board, was authorized to issue convertible bonds and/or notes with warrants with a total face value up to €15 billion and with a maturity of no more than twenty years prior to April 5, 2010, and to grant conversion or option rights for new shares in DaimlerChrysler with an allocable portion of the capital stock of up to €300 million as more closely defined in the fixed terms and conditions.

The annual meeting also approved DaimlerChrysler to distribute €1,519 million (€1.50 per share) of its 2004 earnings as a dividend to the stockholders. The dividend was paid on April 7, 2005, to investors owning DaimlerChrysler shares on April 6, 2005.

13. Stock-Based Compensation

The stock-based employee compensation included in the determination of net income for the three-month period ended September 30, 2004 and the nine-month periods ended September 30, 2005 and 2004, is less than the amount that would have been recognized if the fair value based method had been applied to all awards granted since the original effective date of SFAS 123, “Accounting for Stock-Based Compensation.”

The following table illustrates the effect on net income and earnings per share for the three-month periods ended September 30, 2005 and 2004, as if the fair value method of SFAS 123 had been applied to all outstanding and unvested awards when they were issued:

	Three months ended September, 30,
	2005	2004
Net income (in millions of €)
Net income	755	951
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	22	20
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(22)	(21)
Pro forma net income	755	950

Earnings per share (in €)
Basic	0.74	0.94
Basic – pro forma	0.74	0.94
Diluted	0.74	0.94
Diluted – pro forma	0.74	0.94

The following table illustrates the effect on net income and earnings per share for the nine-month periods ended September 30, 2005 and 2004, as if the fair value method of SFAS 123 had been applied to all outstanding and unvested awards when they were issued:

	Nine months ended September 30,
	2005	2004
Net income (in millions of €)
Net income	1,780	1,940
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	40	54
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(42)	(76)
Pro forma net income	1,778	1,918

Earnings per share (in €)
Basic	1.76	1.92
Basic – pro forma	1.75	1.89
Diluted	1.75	1.91
Diluted – pro forma	1.75	1.89

In the second quarter of 2005, the Group launched a new kind of stock based compensation program called the “Performance Phantom Share Plan.” There will be no new grants of awards under the previous Stock Option Plans or Medium Term Incentive Award programs which will expire according to their original dates.

In connection with the Performance Phantom Share Plan, the Group grants phantom shares to eligible employees entitling them to receive cash paid out after four years, dependent on the development of the market value of the DaimlerChrysler Ordinary Shares and the achievement of Group performance goals as compared with competitive and internal benchmarks (return on net assets and return on sales). The Group will not issue any common shares in connection with the Performance Phantom Share Plan.

The Group issued 3.6 million phantom shares in the nine-month period ended September 30, 2005 and recognized €16 million and €27 million of compensation expense related to the Performance Phantom Share Plan in the three- and nine-month periods ended September 30, 2005, respectively.

14. Accrued Liabilities

Accrued liabilities are comprised of the following:

(in millions of €)	At Sept. 30, 2005	At Dec. 31, 2004
Pension plans and similar obligations (see Note 14a)	15,558	13,923
Income and other taxes	3,211	3,134
Other accrued liabilities (see Note 14b)	27,583	24,509
	46,352	41,566

a)              Pension Plans and Similar Obligations

Pension Plans

The components of net periodic pension cost for the three-month periods ended September 30, 2005 and 2004, were as follows:

		Three months ended September 30, 2005			Three months ended September 30, 2004
		German	Non-German		German	Non-German
(in millions of €)	Total	Plans	Plans	Total	Plans	Plans
Service cost	184	72	112	186	59	127
Interest cost	476	149	327	483	147	336
Expected return on plan assets	(601)	(169)	(432)	(595)	(153)	(442)
Amortization of:
Unrecognized net actuarial losses	154	50	104	94	34	60
Unrecognized prior service cost	76	—	76	54	—	54
Net periodic pension cost	289	102	187	222	87	135
Settlement/curtailment loss	5	—	5	51	—	51
Net pension cost	294	102	192	273	87	186

The components of net periodic pension cost for the nine-month periods ended September 30, 2005 and 2004, were as follows:

		Nine months ended September 30, 2005			Nine months ended September 30, 2004
		German	Non-German		German	Non-German
(in millions of €)	Total	Plans	Plans	Total	Plans	Plans
Service cost	544	213	331	493	173	320
Interest cost	1,395	449	946	1,414	439	975
Expected return on plan assets	(1,756)	(507)	(1,249)	(1,767)	(460)	(1,307)
Amortization of:
Unrecognized net actuarial losses	455	149	306	271	101	170
Unrecognized prior service cost	214	—	214	221	—	221
Net periodic pension cost	852	304	548	632	253	379
Settlement/curtailment loss	5	—	5	51	—	51
Net pension cost	857	304	553	683	253	430

Contributions. Employer contributions to the Group’s defined benefit pension plans for the three- and nine-month periods ended September 30, 2005, were €861 million and €916 million, respectively. DaimlerChrysler provided additional contributions to the Group’s defined benefit plans of €18 million on October 3, 2005.

Other Postretirement Benefits

The components of net periodic postretirement benefit cost for the three-month periods ended September 30, 2005 and 2004, were as follows:

	Three months ended September 30,
(in millions of €)	2005	2004
Service cost	70	63
Interest cost	238	219
Expected return on plan assets	(40)	(40)
Amortization of:
Unrecognized net actuarial losses	83	53
Unrecognized prior service cost	1	—
Net periodic postretirement benefit cost	352	295

The components of net periodic postretirement benefit cost for the nine-month periods ended September 30, 2005 and 2004, were as follows:

	Nine months ended Sptember 30,
(in millions of €)	2005	2004
Service cost	204	195
Interest cost	677	655
Expected return on plan assets	(115)	(121)
Amortization of:
Unrecognized net actuarial losses	223	160
Unrecognized prior service cost	(3)	3
Net periodic postretirement benefit cost	986	892

Contributions. DaimlerChrysler did not make any contributions to its other postretirement plans during the three- and nine-month periods ended September 30, 2005.

General Motors (“GM”) and Ford previously disclosed that the SEC had requested information from them in October 2004 regarding their pension and other postretirement benefits. As part of its investigation of accounting issues involving such benefits at GM, in September 2005 the SEC issued a subpoena to DaimlerChrysler relating to the discount rate and discount rate methodology used in connection with such benefits for employees in North America, and communications with GM, Ford, and/or Delphi regarding such rate or methodology.

b)              Other Accrued Liabilities

The Group issues various types of product guarantees under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The accrued liability for these product guarantees covers expected costs for legally and contractually obligated warranties as well as expected costs for policy coverage, recall campaigns and buyback commitments. The liability for buyback commitments represents the expected costs related to the Group’s obligation, under certain conditions, to repurchase a vehicle from a customer. Buybacks may occur for a number of reasons including litigation, compliance with laws and regulations in a particular region and customer satisfaction issues.

The changes in provisions for those product guarantees are summarized as follows:

(in millions of €)	2005	2004
Balance at January 1	10,877	9,230
Currency change and change in consolidated companies	673	777
Utilizations and transfers	(4,233)	(3,614)
Product guarantees issued in respective year	3,717	4,049
Changes from prior period product guarantees issued	709	572
Balance at September 30	11,743	11,014

In 2005, “Changes from prior period product guarantees issued” are partly offset by payments received from suppliers in settlement of claims for recovery of the costs for recall campaigns.

The Group also offers customers the opportunity to purchase separately priced extended warranty and maintenance contracts. The revenue from these contracts is deferred at the inception of the contract and recognized into income over the contract period in proportion to the costs expected to be incurred based on historical information. Included in “Deferred income” on the Consolidated Balance Sheets, the deferred revenue from these contracts is summarized as follows:

(in millions of €)	2005	2004
Balance at January 1	1,115	1,129
Currency change	137	18
Deferred revenue current period	508	401
Earned revenue current period	(369)	(350)
Balance at September 30	1,391	1,198

15. Financial Liabilities

Financial liabilities are comprised of the following:

(in millions of €)	At Sep. 30, 2005	At Dec. 31, 2004
Notes/Bonds	44,643	45,041
Commercial paper	8,297	6,824
Liabilities to financial institutions	17,579	17,061
Liabilities to affiliated companies	475	438
Deposits from direct banking business	3,243	3,124
Loans, other financial liabilities	809	1,268
Liabilities from capital lease and residual value guarantees	3,291	2,864
	78,337	76,620

16. Legal Proceedings

In October 2005, DaimlerChrysler Australia/Pacific Pty. Ltd. (“DCAuP”) settled the previously reported actions filed in the Supreme Court of New South Wales by National Australia Bank Limited and the liquidator in connection with the financial failure of a customer. The settlement agreement provides for payment by DCAuP of AUD 55 million and a release of all claims.

As previously reported, various legal proceedings are pending against DaimlerChrysler or its subsidiaries alleging defects in various components (including occupant restraint systems, seats, brake systems, tires, ball joints, engines and fuel systems) in several different vehicle models or allege design defects relating to vehicle stability (rollover propensity), pedal misapplication (sudden acceleration), brake transmission shift interlock, or crashworthiness. Some of these proceedings are filed as class action lawsuits that seek repair or replacement of the vehicles or compensation for their alleged reduction in value, while others seek recovery for damage to property, personal injuries or wrongful death. Adverse decisions in one or more proceedings could require DaimlerChrysler or its subsidiaries to pay partially substantial compensatory and punitive damages, or undertake service actions, recall campaigns or other costly actions.

As previously reported, in November 2003 a jury awarded $3.75 million in compensatory damages and $50 million in punitive damages in Douglas v. DaimlerChrysler Corporation, a case filed in Superior Court in Maricopa County, Arizona involving the front seat back strength of a 1996 Dodge Ram club cab pickup. In October 2005, the Arizona Court of Appeals reversed the punitive damages award and affirmed the compensatory damages award.

As previously reported, DaimlerChrysler received a “statement of objections” from the European Commission on April 1, 1999, which alleged that the Group violated EU competition rules by impeding cross-border sales of Mercedes-Benz passenger cars to final customers in the European Economic Area. In October 2001, the European Commission found that DaimlerChrysler infringed EU competition rules and imposed a fine of approximately €72 million. On September 15, 2005, the Court of First Instance of the European Court of Justice annulled the decision in part and reduced the fine to an amount of €9.8 million.

As previously reported, in July 2005 DaimlerChrysler Services North America LLC (“DCSNA”) filed motions for approval of settlement agreements in two class action lawsuits that allege that DCSNA had engaged in racially discriminatory credit practices in violation of federal and state law. Final approval was granted in the case pending in the United States District Court for the Northern District of Illinois and preliminary approval was granted in the case pending in the United States District Court for the District of New Jersey. In cases where preliminary approval is granted, the Court holds a hearing to address any objections to the settlement. The settlements require, among other things, training programs for employees, consumer financial literacy programs, and community outreach for African-Americans and Hispanics.

As previously reported, the Federal Republic of Germany has initiated arbitration proceedings against DaimlerChrysler Financial Services AG, Deutsche Telekom AG and Toll Collect GbR. The statement of claims of the Federal Republic of Germany was received in August 2005. The Federal Republic of Germany is mainly seeking damages and contractual penalties. In particular, the Federal Republic of Germany is claiming lost revenues of €3.51 billion plus interest (€236 million through July 31, 2005) for the period September 1, 2003, through December 31, 2004, and contractual penalties of approximately €1.65 billion through July 31, 2005 plus interest (€107 million through July 31, 2005). Since some of the contractual penalties, among other things, are dependent on time and further claims for contractual penalties have been asserted by the Federal Republic of Germany, the amount claimed as contractual penalties may increase. DaimlerChrysler believes the claims of the Federal Republic of Germany are without merit and intends to defend itself vigorously against these claims.

As previously reported, Tracinda Corporation filed a lawsuit in 2000 against DaimlerChrysler AG and some of the members of its Supervisory Board and Board of Management alleging that the defendants violated U.S. securities law and committed fraud in obtaining approval from Chrysler stockholders of the business combination between Chrysler and Daimler-Benz in 1998. On April 7, 2005, the United States District Court for the District of Delaware rendered a judgment in favor of the defendants and against Tracinda Corporation on all claims finding that there had been no fraud and no violation of U.S. securities laws. Tracinda filed a notice of appeal with the United States Court of Appeals for the Third Circuit on April 28, 2005.

As previously reported, a purported class action was filed against DaimlerChrysler AG and some members of its Board of Management in 2004 in the same district court on behalf of current or former DaimlerChrysler shareholders who are neither citizens nor residents of the United States and who acquired their DaimlerChrysler shares on or through a foreign stock exchange. The complaint contains allegations similar to those in the Tracinda complaint and the prior class action complaint. DaimlerChrysler moved to dismiss the complaint in March 2005, and the motion is currently pending. The complaint has not yet been served on any member of DaimlerChrysler’s Board of Management.

As previously reported, several lawsuits, including several putative class action lawsuits, were filed in 2002 against a large number of companies from a wide variety of industries and nationalities asserting claims relating to the practice of apartheid in South Africa. One of the lawsuits names DaimlerChrysler AG as a defendant and another one names a U.S. subsidiary of DaimlerChrysler AG as a defendant. The lawsuits have been consolidated in the United States District Court for the Southern District of New

York for pretrial purposes. On November 29, 2004, the Court granted a motion to dismiss filed by a group of defendants, including DaimlerChrysler. Plaintiffs filed notices of appeal of the Court’s decision which they subsequently withdrew to enable the Court to address certain procedural matters, and the Court has since issued an order in this regard. A subgroup of plaintiffs also asked the Court for leave to amend their complaint which the Court denied on March 31, 2005. Plaintiffs have since refiled their notices of appeal and the appeal has been fully briefed. Oral argument is scheduled to be heard in November 2005.

As previously reported, in August 2004, the SEC opened a formal investigation into possible violations by DaimlerChrysler of the anti-bribery, record-keeping and internal control provisions of the U.S. Foreign Corrupt Practices Act (“FCPA”). The U.S. Department of Justice (“DOJ”) has also requested information in this regard. DaimlerChrysler is voluntarily sharing with the DOJ and the SEC information from its own internal investigation of certain accounts, transactions and payments, including in certain cases transactions involving government entities, and is providing the agencies with information pursuant to outstanding subpoenas. The company has identified certain accounts, transactions and payments that are the subject of special scrutiny and that have been disclosed to the SEC and the DOJ. DaimlerChrysler’s internal investigation is ongoing. If the DOJ or the SEC determines that violations of law have occurred, they could seek criminal or civil sanctions, including monetary penalties, against DaimlerChrysler and certain of its employees, as well as changes to its business practices and compliance programs. Also in connection with its internal investigation, DaimlerChrysler has determined that certain payable accounts related to consolidated subsidiaries were not eliminated during consolidation. Adjustments to correct overstatement of accounts payable were made as of December 31, 2004 and June 30, 2005, in the amounts of €12.5 million and €5.3 million, respectively, which had the effect of increasing earnings by the specified amounts in these periods. In the third quarter of 2005, DaimlerChrysler recorded a charge of €125 million relating to tax liabilities identified in the course of the company’s internal investigation. Most of these liabilities result from misclassifications of rebates, commissions, compensation expenses and warranty costs. It is possible that further adjustments may be required as the company completes its investigation.

As previously reported, in November 2004 the SEC issued a formal order of investigation concerning 13 named participants in the United Nations Oil-For-Food Programme seeking to determine whether there had been acts in violation of the provisions of the Securities Exchange Act of 1934 requiring the maintenance of books, records and accounts, the maintenance of internal accounting controls and prohibiting specified payments to foreign officials for improper purposes. In July 2005 the SEC supplemented the formal order of investigation to add DaimlerChrysler to the list of named companies. In that regard DaimlerChrysler received an order from the SEC to provide a written statement and to produce certain documents regarding transactions in that Programme. DaimlerChrysler is responding to the SEC’s request. The DOJ has also requested information in this regard. In addition, the United Nations Independent Inquiry Committee (“IIC”) that is investigating the administration and management of the United Nations Oil-For-Food Programme has asked DaimlerChrysler to provide assistance in the IIC’s evaluation of certain transactions under that Programme. DaimlerChrysler is responding to the IIC’s request.

The BaFin (German Federal Financial Supervisory Authority) is investigating whether DaimlerChrysler AG’s public ad hoc disclosure on July 28, 2005 that Professor Schrempp will leave the company at the end of 2005 was timely. In addition, in August 2005 the BaFin began investigating alleged insider trading in DaimlerChrysler shares prior to the ad hoc disclosure, and later turned that investigation over to the District Attorney’s Office in Stuttgart, which investigation includes two senior executives of the company. DaimlerChrysler is cooperating with both investigations.

Various other previously reported legal proceedings are pending against DaimlerChrysler, as described in Note 31 to DaimlerChrysler’s 2004 consolidated financial statements (included in the Group’s Annual Report on Form 20-F/A).

17. Commitments and Contingencies

Obligations from issuing guarantees as a guarantor (excluding product warranties) are as follows:

	Maximum potential future obligation		Amount recognized as a liability
(in millions of €)	At Sept. 30, 2005	At Dec. 31, 2004	At Sept. 30, 2005	At Dec. 31, 2004
Guarantees for third party liabilities	1,727	2,334	248	207
Guarantees under buyback commitments	1,541	1,646	529	536
Performance guarantees and environmental risks	447	464	323	360
Other	119	128	82	97
	3,834	4,572	1,182	1,200

The parent company of the Group (DaimlerChrysler AG) provides guarantees to third parties for certain obligations of its consolidated subsidiaries. At September 30, 2005, these guarantees amounted to €47.8 billion. To a lesser extent, consolidated subsidiaries provide guarantees to third parties of obligations of other consolidated subsidiaries.

All intercompany guarantees are eliminated in consolidation and therefore are not reflected in the above table.

DaimlerChrysler AG provides a guarantee to Deutsche Bank AG to cover the obligations of employees that are participating in its corporate credit card program for corporate travel expenses which is operated by Deutsche Bank AG. To date, DaimlerChrysler has not incurred any significant payments from that guarantee which amounted to €651 million as of December 31, 2004. In March 2005 DaimlerChrysler AG and Deutsche Bank AG concluded an additional agreement that supplements the existing framework agreement, limiting the guarantee for current and future credit card obligations arising from that program to €20 million.

As previously reported, Collins & Aikman Corporation (“C&A”), a major tier one supplier to the automotive industry, initiated bankruptcy reorganization proceedings in the U.S. and similar proceedings in England. In June 2005, in order to avoid near term supply disruptions, a group of C&A’s customers, including DaimlerChrysler Corporation, agreed to provide unsecured “bridge financing” to C&A. DaimlerChrysler’s portion was $10 million. DaimlerChrysler, along with other major customers of C&A, agreed to provide future price increases and other financing to C&A through September 30, 2005. DaimlerChrysler’s portion of the third quarter 2005 price increases and funding commitment was $70 million and is included in cost of sales on the accompanying consolidated statements of income. DaimlerChrysler agreed to provide an additional $40 million of funding in the fourth quarter of 2005 and an additional $70 million of price increases for calendar year 2006. DaimlerChrysler Corporation also agreed to accelerate payments for tooling and to fund other program specific capital expenditures and launch costs as needed. Additional financial support may also be necessary with respect to C&A’s European operations.

DaimlerChrysler would be significantly adversely affected in the near term by a sudden and prolonged interruption in the supply of components from C&A. Such an interruption would affect production of nearly all Chrysler Group vehicles as well as the Mercedes Car Group’s M-Class and R-Class vehicles in Alabama, and all Commercial Vehicle Division vans in Europe. It would also delay the launch of future vehicle projects in our Vans business unit.

18. Segment Reporting

Segment information for the three-month periods ended September 30, 2005 and 2004, is as follows:

(in millions of €)	Mercedes Car Group	Chrysler Group	Commercial Vehicles	Financial Services	Other Activities	Total Segments	Eliminations	Consolidated
Three months ended September 30, 2005
Revenues	11,444	12,889	10,059	3,280	483	38,155	—	38,155
Intersegment sales	1,075	—	533	633	106	2,347	(2,347)	—
Total revenues	12,519	12,889	10,592	3,913	589	40,502	(2,347)	38,155

Operating Profit	436	310	498	408	242	1,894	(56)	1,838

Three months ended September 30, 2004
Revenues	11,348	11,508	8,715	2,883	437	34,891	—	34,891
Intersegment sales	773	12	482	561	88	1,916	(1,916)	—
Total revenues	12,121	11,520	9,197	3,444	525	36,807	(1,916)	34,891

Operating Profit	304	217	159	412	258	1,350	(18)	1,332

Segment information for the nine-month periods ended September 30, 2005 and 2004, is as follows:

(in millions of €)	Mercedes Car Group	Chrysler Group	Commercial Vehicles	Financial Services	Other Activities	Total Segments	Eliminations	Consolidated
Nine months ended September 30, 2005
Revenues	32,718	36,645	28,177	9,444	1,338	108,322	—	108,322
Intersegment sales	2,656	9	1,576	1,848	239	6,328	(6,328)	—
Total revenues	35,374	36,654	29,753	11,292	1,577	114,650	(6,328)	108,322

Operating Profit (Loss)	(506)	1,106	1,736	1,121	605	4,062	75	4,137

Nine months ended September 30, 2004
Revenues	34,185	36,774	23,530	8,650	1,175	104,314	—	104,314
Intersegment sales	2,587	12	1,242	1,629	208	5,678	(5,678)	—
Total revenues	36,772	36,786	24,772	10,279	1,383	109,992	(5,678)	104,314

Operating Profit	1,646	1,041	895	1,105	477	5,164	(195)	4,969

At the end of September 2005, the Board of Management set a staff-reduction target for the Mercedes Car Group of 8,500 persons at locations in Germany. The personnel adjustments are to be achieved over the next twelve months through voluntary severance agreements.

An accrual established in connection with a case alleging infringement of EU competition law was reduced by €60 million as a result of a favorable decision by the Court of First Instance of the European Court of Justice in September 2005. This amount is included in selling expenses in the consolidated statement of income and in the operating profit of the Mercedes Car Group segment.

The operating profit (loss) of the Mercedes Car Group segment for the nine-month period ended September 30, 2005, includes charges of €1,111 million associated with the realignment of the business model for smart. Thereof €569 million are attributable to impairment charges and write-downs and €542 million are attributable to expected payments in the current or future periods (see Note 5).

In 2005, DaimlerChrysler renamed its Services segment to Financial Services, to emphasize its focus on the financial services business.

For the six-month period ended June 30, 2004, the investment in MMC, together with the effects from the dilution of the Group’s interest in MMC and related currency hedging effects, negatively impacted operating profit of the Other Activities segment with €27 million. The investment in MMC had no effect on the third quarter 2004 operating profit of the Other Activities segment.

On March 18, 2004, DaimlerChrysler acquired an additional 22% interest in MFTBC from MMC for €394 million in cash. As a result of the acquisition and first time consolidation of MFTBC, the identifiable segment assets of the Commercial Vehicles segment increased by €4.3 billion. Subsequent to the acquisition of the controlling interest in MFTBC, a number of quality problems of MFTBC vehicles that were produced before DaimlerChrysler first acquired a stake in MFTBC were identified. As of September 30, 2004, DaimlerChrysler determined that a probable loss related to the MFTBC recalls occurred and accordingly, DaimlerChrysler has developed a preliminary evaluation of the costs associated with the quality measures and recall campaigns at MFTBC. For the three- and nine-month periods ended September 30, 2004, expenses arising from the recall issues reduced operating profit of the Commercial Vehicle segment by €405 million and €475 million, respectively. Expenses totalling €330 million attributed to minority interests had no effect on operating profit and are included in the line “Miscellaneous items, net” in the reconciliation of total segment operating profit to consolidated income before income taxes, minority interests, and discontinued operations. The following settlement with MMC associated with the quality issues and recall campaigns at MFTBC resulted in a favorable impact of €276 million, which is included in the operating profit of the Commercial Vehicles segment in the first quarter of 2005 (see also Note 4 for additional information).

During the three- and nine-month periods ended September 30, 2004, the Chrysler Group recorded net charges of €104 million and €156 million, respectively, for the Chrysler Group turnaround plan (see Note 6). Additionally, the Chrysler Group recorded charges of €104 million for early retirement incentives and other workforce reductions in the nine-month period ended September 30, 2004. In addition, Chrysler Group operating results for the nine months ended September 30, 2004, were favorably impacted by an adjustment of €95 million to correct the calculation of an advertising accrual to more accurately reflect expected payments.

During the first quarter of 2004, the Financial Services segment recorded charges of €279 million related to the participation in Toll Collect. These charges resulted from the new contractual agreement from February 29, 2004, with the Federal Republic of Germany and the associated adjustments of the estimated expenses. In the third quarter of 2004, additional charges for Toll Collect of €119 million had to be recorded pertaining to the start of the system in January 2005. Charges recorded during the three- and nine-month periods ended September 30, 2005, related to the participation in Toll Collect were €15 million and €68 million, respectively.

The reconciliation of total segment operating profit to consolidated income before income taxes and minority interests is as follows:

	Three months ended Sept. 30,		Nine months ended Sept. 30,
(in millions of €)	2005	2004	2005	2004
Total segment operating profit	1,894	1,350	4,062	5,164
Elimination and consolidation amounts	(56)	(18)	75	(195)
Total Group operating profit	1,838	1,332	4,137	4,969
Pension and postretirement benefit expenses, other than current and prior service costs and settlement/curtailment losses	(317)	(206)	(889)	(619)
Gain from the sale of the 10.5% stake in Hyundai Motor Company	—	252	—	252
Interest and similar income	112	115	409	343
Interest and similar expenses	(232)	(208)	(655)	(606)
Other financial income, net	(33)	22	(4)	33
Miscellaneous items, net	(1)	(332)	(8)	(372)
The Group’s share of the above reconciling items included in the net losses of investments accounted for at equity	(104)	(115)	(354)	(829)
Consolidated income before income taxes and minority interests	1,263	860	2,636	3,171

19. Earnings per Share

The computation of basic and diluted earnings per share for “Net income” is as follows:

in millions of € or millions of	Three months		Nine months
shares, except earnings per	ended Sept. 30,		ended Sept. 30,
share	2005	2004	2005	2004
Net income – basic	755	951	1,780	1,940
Interest expense on convertible bonds and notes (net of tax)	—	—	—	—
Net income – diluted	755	951	1,780	1,940

Weighted average number of shares outstanding – basic	1,015.6	1,012.8	1,013.7	1,012.8
Dilutive effect of stock options	4.3	2.2	2.4	2.3
Weighted average number of shares outstanding – diluted	1,019.9	1,015.0	1,016.1	1,015.1

Earnings per share
Basic	0.74	0.94	1.76	1.92
Diluted	0.74	0.94	1.75	1.91

Stock options to acquire 66.0 million and 67.5 million DaimlerChrysler Ordinary Shares that were issued in connection with the 2000 Stock Option Plan were not included in the computation of diluted earnings per share for 2005 and 2004, respectively, because the options’ underlying exercise prices were greater than the average market prices of DaimlerChrysler Ordinary Shares for the periods presented.

Investor Relations

Stuttgart

Phone +49 711 17 95277, 17 92261 or 17 95256

Fax +49 711 17 94109 or 17 94075

Auburn Hills

Phone +1 248 512 2812 or 2923

Fax +1 248 512 2912

This report and additional information on DaimlerChrysler are available on the Internet at: www.daimlerchrysler.com

This report was published on October 25,  2005.

Financial Calendar 2006

Annual Press Conference / Analysts’ and Investors’ Conference Call

February 16, 2006

Presentation of the Annual Report 2005

March 1, 2006

Annual Meeting

April 12, 2006

Messe Berlin

Interim Report Q1 2006

April 27, 2006

Interim Report Q2 2006

July 27, 2006

Interim Report Q3 2006

October 25, 2006

Concept and contents

DaimlerChrysler AG

Investor Relations

Publications for our shareholders:

•      Annual Report (German, English)

•      Form 20-F (English)

•      Interim Reports on 1st, 2nd and 3rd quarters (German, English)

•      Environment Report (German, English)

•      Social Responsibility Report (German, English)

•      Sustainability Report (German, English)

Investor Relations at www.daimlerchrysler.com/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG

	By:	/s/ ppa.	Robert Köthner
		Name:	Robert Köthner
		Title:	Vice President
Chief Accounting Officer

	By:	/s/ i.V.	Silvia Nierbauer
		Name:	Silvia Nierbauer
		Title:	Director

Date: October 25, 2005